Exhibit 2.3

STOCK PURCHASE AGREEMENT

Between

LINCOLN FINANCIAL MEDIA COMPANY

and

RAYCOM HOLDINGS, LLC

Dated as of November 12, 2007

i

SECTION 11.04. Severability		45
SECTION 11.05. Entire Agreement		45
SECTION 11.06. Assignment		45
SECTION 11.07. Amendment		45
SECTION 11.08. Waiver		45
SECTION 11.09. No Third Party Beneficiaries		46
SECTION 11.10. Neutral Construction		46
SECTION 11.11. Currency		46
SECTION 11.12. Governing Law		46
SECTION 11.13. Waiver of Jury Trial		46
SECTION 11.14. Counterparts		47

EXHIBITS

1.01(a)	Charlotte Leases

1.01(b)	Seller’s Knowledge

2.04(j)	Form of Release

2.06(a)	Base Working Capital

STOCK PURCHASE AGREEMENT

STOCK PURCHASE AGREEMENT (this “Agreement”), dated as of November 12, 2007, between LINCOLN FINANCIAL MEDIA COMPANY, a North Carolina corporation (the “Seller”) and RAYCOM HOLDINGS, LLC, a Delaware limited liability company (the “Purchaser”).

RECITALS

WHEREAS, Seller owns all the issued and outstanding shares of common stock of WCSC, Inc., a South Carolina corporation (“WCSC”), WBTV, Inc., a North Carolina corporation (“WBTV”), and WWBT, Inc., a Virginia corporation (“WWBT”, and together with WCSC and WBTV, the “Companies”);

WHEREAS, the Companies own and operate television stations WCSC-TV, Charleston, South Carolina, WBTV(TV), Charlotte, North Carolina, and WWBT(TV), Richmond, Virginia pursuant to certain authorizations issued by the FCC; and

WHEREAS, Seller wishes to sell to Purchaser, and Purchaser wishes to purchase from Seller, the Shares, all upon the terms and subject to the conditions set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the promises and the mutual agreements and covenants hereinafter set forth, and intending to be legally bound, Seller and Purchaser hereby agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.01. Certain Defined Terms. For purposes of this Agreement:

“Action” means any claim, action, suit, arbitration, inquiry, proceeding or investigation by or before any Governmental Authority.

“Affiliate” means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

“Assets” means the assets of the Companies.

“Budgeted Capex Amount” means the sum of (a) $3,931,856 plus (b) the product of $533,705 multiplied by the number of full calendar months elapsed between January 1, 2008 and the Closing Date.

“Business” means the operation of the Stations by the Companies.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in The City of New York.

“Charlotte Leases” means the leases between WBTV and LFNC substantially in the form attached hereto as Exhibit 1.01(a).

“Code” means the Internal Revenue Code of 1986, as amended through the date hereof.

“Company” means, individually, each of the Companies and Tall Tower, Inc., a South Carolina corporation and wholly-owned subsidiary of WCSC.

“Company Intellectual Property” means all Intellectual Property owned by any Company that is material to the operation of the Companies as currently conducted.

“Company IP Agreements” means all (a) licenses of Intellectual Property to any of the Companies, and (b) licenses of Intellectual Property by any of the Companies to third parties.

“Control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly or as trustee, personal representative or executor, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee, personal representative or executor, by contract or otherwise.

“Conveyance Taxes” means sales, use, value added, transfer, stamp, stock transfer, real property transfer or gains and similar Taxes.

“Disclosure Schedule” means the Disclosure Schedule attached hereto. Notwithstanding anything to the contrary contained in the Disclosure Schedule or in this Agreement, the information and disclosures contained in any section of the Disclosure Schedule shall be deemed to be disclosed and incorporated by reference in any other section of the Disclosure Schedule as though fully set forth in such other section for which the applicability of such information and disclosure is reasonably apparent on the face of such information or disclosure.

“Encumbrance” means (a) any mortgage, lien or encumbrance, (b) any covenant, condition, restriction, easement, charge, right-of-way, or similar matter of record, and (c) any zoning, entitlement, conservation restriction and other land use and environmental regulations by Governmental Authorities.

“Environmental Claim” means any claim, action, cause of action, investigation or written notice by any Person alleging potential liability (including potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from: (a) the presence or release of any Hazardous Substances at any location, whether or not owned or operated by Seller, or (b) circumstances forming the basis of any material violation of any Environmental Law.

“Environmental Law” means any federal, state, local statute, law, ordinance, regulation, rule, code, order, consent decree or judgment, in each case in effect as of the date hereof, relating to pollution, cleaning up or protection of the environment.

“Excluded Taxes” means (a) Taxes imposed on or payable by any of the Companies for any taxable period that ends on or before the Closing Date including, for the avoidance of doubt, any Taxes imposed as a result of the deemed sale of assets pursuant to the Section 338(h)(10) Election; (b) with respect to Straddle Periods, Taxes imposed on any of the Companies which are allocable, pursuant to Section 7.02, to the portion of such period ending on the Closing Date including, for the avoidance of doubt, any Taxes imposed on any of the Companies as a result of the deemed sale of assets pursuant to the Section 338(h)(10) Election; (c) Taxes the imposition of which would result in a breach of a representation or warranty in Section 7.01(a) hereof; and (d) Taxes attributable to a taxable period ending on or before the Closing Date for which any of the Companies is held liable under Section 1.1502-6 of the Regulations (or any similar provision of state or local law) by reason of such Company being included in any consolidated, affiliated, combined or unitary group at any time on or before the Closing Date; provided, however, that Excluded Taxes shall not include Taxes resulting from any act, transaction or omission of Purchaser or any of the Companies occurring after the Closing that is not in the ordinary course of business.

“FCC” means the United States Federal Communications Commission or any successor agency thereto.

“FCC Applications” means the application or applications that Seller and Purchaser must file with the FCC requesting its consent to the transfer of control of the FCC Licenses.

“FCC Consent” means the initial action by the FCC approving the FCC Applications.

“Final Order” means an action by the FCC (a) that has not been vacated, reversed, stayed, enjoined, set aside, annulled or suspended, (b) with respect to which no request for stay, motion or petition for rehearing, reconsideration or review, or application or request for review or notice of appeal or sua sponte review by the FCC is pending, and (c) as to which the time for filing any such request, motion, petition, application, appeal or notice, and for the entry of orders staying, reconsidering or reviewing on the FCC’s own motion has expired.

“GAAP” means United States generally accepted accounting principles and practices in effect from time to time applied consistently throughout the periods involved.

“Government Consents” means the FCC Consent and HSR Clearance.

“Governmental Authority” means any federal, state, local or other government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal, or judicial or arbitral body.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Hazardous Substance” means substances that are defined or listed in, or otherwise classified pursuant to, any applicable laws as “hazardous substances,” “hazardous materials,” “hazardous wastes” or “toxic substances,” or any other formulation intended to define, list or classify substances by reason of deleterious properties such as ignitibility, corrosivity, reactivity, radioactivity, carcinogenicity, reproductive toxicity or toxic characteristic leaching procedure toxicity, and petroleum.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“HSR Clearance” means the expiration or termination of any applicable waiting period under the HSR Act.

“Indemnified Party” means a Purchaser Indemnified Party or a Seller Indemnified Party, as the case may be.

“Indemnifying Party” means Seller pursuant to Section 9.02 and Purchaser pursuant to Section 9.03, as the case may be.

“Intellectual Property” means (a) patents and patent applications, (b) trademarks, service marks, trade names, trade dress and domain names, together with the goodwill associated exclusively therewith, (c) copyrights, including copyrights in computer software, and (d) registrations and applications for registration of the foregoing.

“Interim Period” means the period from the date of this Agreement through the earlier of the Closing Date or the termination of this Agreement.

“IRS” means the Internal Revenue Service of the United States, and, to the extent relevant, the United Stated Department of the Treasury.

“Law” means any federal, state, local or similar statute, law, ordinance, regulation, rule, code, order, requirement or rule of law (including common law).

“Leased Real Property” means the real property leased by any of the Companies, as lessor or lessee.

“LFNC” means Lincoln Financial Media Company of North Carolina, a North Carolina corporation.

“Material Adverse Effect” means any circumstance, change in or effect on the Companies that is, or would reasonably be expected to be, materially adverse to the results of operations or the financial condition of the Companies, taken as a whole; provided, however, that none of the following, either alone or in combination, shall be considered in determining whether there has been a “Material Adverse Effect”: (a) events, circumstances, changes or effects that generally affect the television broadcast or communications tower leasing industries in the United States (including legal and regulatory changes), (b) events, circumstances, changes or effects that generally affect the television broadcast or communications tower leasing markets in which the Companies operate, (c) general economic or political conditions or events, circumstances, changes or effects affecting the securities markets generally, (d) any change in accounting requirements or principles or the interpretation thereof, (e) any reduction in the price of advertising offered by the Companies in response to a reduction in the price of advertising offered by a competitor, and (f) any decline in audience levels or ratings at one or more of the Stations.

“Material Leases” means the leases relating to certain parcels of the Leased Real Property which are listed in Section 1.01 of the Disclosure Schedule.

“MVPD” means multi-channel video distribution system, which includes cable television systems, satellite master antenna television systems, open video systems, broadband radio service, direct broadcast satellite, multi-channel multi-point distribution service and multi-point distribution service.

“Net Working Capital” as of any date or time means (a) the current assets of the Companies as of such date or time, minus (b) the current liabilities of the Companies as of such date or time; provided, that (i) any balances owing to or from Affiliates, (ii) any Taxes payable or receivable, (iii) any “programming rights” or “programming liabilities”, and (iv) any liabilities, accrued or otherwise, related to the Seller Plans, shall be disregarded.

“Order” means any decree, injunction, judgment, order, ruling, assessment or writ.

“Owned Real Property” means the real property in which any of the Companies have fee title (or equivalent) interest.

“Permitted Encumbrances” means (a) statutory liens for current Taxes not yet due or delinquent (or which may be paid without interest or penalties) or the validity or amount of which is being contested in good faith by appropriate proceedings, (b) mechanics’, carriers’, workers’, repairers’ and other similar liens arising or incurred in the ordinary course of business relating to obligations as to which there is no default on the part of any of the Companies, or the validity or amount of which is being contested in good faith by appropriate proceedings, or pledges, deposits or other liens securing the performance of bids, trade contracts, leases or statutory obligations (including workers’ compensation, unemployment insurance or other social security legislation), (c) zoning, entitlement, conservation restriction and other land use and environmental regulations by Governmental Authorities which do not materially interfere with the present use of the Assets, (d) all covenants, conditions, restrictions, easements, charges, rights-of-way, other Encumbrances and similar matters of record which do not materially interfere with the present use of the Owned Real Property or Transferred Real Property, (e) matters which would be disclosed by an accurate survey or inspection of the Owned Real Property or Transferred Real Property which do not materially impair the occupancy or current use of such Owned Real Property or Transferred Real Property, (f) all other Encumbrances that do not materially interfere with the present use of the Owned Real Property or Transferred Real Property, and (g) the leases identified on Section 3.11(b) of the Disclosure Schedule.

“Permit” means any governmental license (other than an FCC License), franchise, certificate of authority, order, or other authorization, or any waiver of the foregoing.

“Person” means any individual, partnership, firm, corporation, limited liability company, association, trust, unincorporated organization or other entity, as well as any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

“Purchase Price Bank Account” means a bank account in the United States to be designated by Seller in a written notice to Purchaser at least two (2) Business Days before the Closing.

“Purchaser’s Accountants” means KPMG LLP, independent accountants of Purchaser.

“Regulations” means the Treasury Regulations (including Temporary Regulations) promulgated by the United States Department of Treasury with respect to the Code or other federal tax statutes.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller’s Accountants” means Ernst & Young LLP, independent accountants of Seller.

“Seller’s Knowledge”, “Knowledge of Seller” or similar terms used in this Agreement mean the actual (but not constructive or imputed) knowledge of Fred Crawford, after inquiry of the Persons listed in Exhibit 1.01(b).

“Shares” means all the issued and outstanding shares of common stock of the Companies.

“Stations” means the television stations set forth in the Recitals.

“Straddle Period” means any taxable period beginning on or before the Closing Date and ending after the Closing Date.

“Tax” or “Taxes” means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, unclaimed property, escheat, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated or other tax of any kind whatsoever, including any fine, interest, penalty, or addition thereto, whether disputed or not.

“Tax Returns” means any and all returns, reports and forms (including elections, declarations, amendments, schedules, information returns or attachments thereto) required to be filed with a Governmental Authority with respect to Taxes.

“Transactions” means the sale of the Shares and the other transactions contemplated by this Agreement.

“Transferred Real Property” means the real property set forth on Section 1.01(b) of the Disclosure Schedule and in which Seller has fee simple title (or equivalent) interest as of the date hereof.

SECTION 1.02. Definitions. The following terms have the meanings set forth in the Sections set forth below:

Definition	Location
“Affiliate Agreements”	3.13(a)(vi)
“Agreement”	Preamble
“Allocation Schedule”	7.09(b)
“Auditor”	2.06(d)
“Base Working Capital”	2.06(a)
“Capex Deficit Amount”	2.06(e)
“Capex Increase Amount”	2.06(e)
“Closing”	2.03
“Closing Balance Sheet”	2.06(c)
“Closing Capex Amount”	2.06(c)
“Closing Date”	2.03
“Closing Net Working Capital”	2.06(c)
“Commitment Letter”	4.05(a)
“Communications Act”	3.06(a)
“Companies”	Recitals
“Confidentiality Agreement”	5.03(a)
“Consolidated Tax Returns”	7.05(a)
“Damaged Asset”	5.12
“DBS”	3.06(c)(vi)
“Determination Date”	2.06(d)
“DMA”	3.06(c)(iv)
“DTV”	3.06(b)
“ERISA”	3.12(a)
“Estimated Capex Amount”	2.06(b)
“Estimated Capex Adjustment Amount”	2.06(b)
“Estimated Net Working Capital”	2.06(a)
“Estimated Net Working Capital Adjustment Amount”	2.06(a)

Definition	Location
“FCC Licenses”	3.06(a)
“Final Allocation Schedule”	7.09(c)
“Final IRS Forms 8883”	7.09(c)
“Financing”	4.05(a)
“Interim Financial Statements”	3.07
“LFNC Sale”	5.15
“Loss”	9.02
“Material Contracts”	3.13(a)
“Merrill Lynch”	3.16
“Net Working Capital Adjustment Amount”	2.06(e)
“Net Working Capital Deficit Amount”	2.06(e)
“Net Working Capital Increase Amount”	2.06(e)
“Personal Property”	3.20
“Plans”	3.12(a)
“Pre-Closing Consolidated Audit”	7.04(a)
“Pre-Closing Tax Claim”	7.04(b)
“Programming Contracts”	3.13(a)(xi)
“Purchase Price”	2.02
“Purchaser”	Preamble
“Purchaser 401(k) Plan”	6.02(e)
“Purchaser FSA Plan”	6.02(c)
“Purchaser Indemnified Party”	9.02
“Purchaser Plans”	6.01
“Purchaser’s Qualification”	4.07
“Real Property”	5.13
“Reference Balance Sheet”	2.06(a)
“Reference Statement Date”	2.06(a)
“Retained Names and Marks”	5.05(a)
“RSA”	4.05(a)
“Section 338(h)(10) Election”	7.09(a)
“Seller”	Preamble
“Seller 401(k) Plan”	6.02(e)
“Seller FSA Plan”	6.02(c)
“Seller Indemnified Party”	9.03
“Seller Plan”	3.12(a)
“Stand-Alone Pre-Closing Tax Returns”	7.05(b)
“Straddle Period”	7.05(b)
“Straddle Tax Claim”	7.04(c)
“Tax Contest Claim”	7.04(b)
“Termination Date”	5.04(b)
“Third Party Claim”	9.05
“WBTV”	Recitals
“WCSC”	Recitals
“WWBT”	Recitals
“Year End Financial Statements”	3.07

SECTION 1.03. Interpretation and Rules of Construction. In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a) when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated;

(b) the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c) whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”;

(d) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(e) all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

(f) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms; and

(g) references to a Person are also to its successors and permitted assigns.

ARTICLE II

PURCHASE AND SALE

SECTION 2.01. Purchase and Sale of the Shares. Upon the terms and subject to the conditions of this Agreement, at the Closing, Seller shall sell to Purchaser, and Purchaser shall purchase from Seller, all right, title and interest in and to the Shares, free and clear of all liens and encumbrances.

SECTION 2.02. Purchase Price. The amount payable by Purchaser to Seller for the Shares shall be Five Hundred Forty-Eight Million Dollars ($548,000,000) (the “Purchase Price”). At the Closing, the Purchase Price will be increased or decreased (as applicable) by (a) the Estimated Net Working Capital Adjustment Amount and (b) the Estimated Capex Adjustment Amount. After the Closing, the parties will determine the Net Working Capital Adjustment Amount and the Closing Capex Amount, and make such payments as provided in Section 2.06.

SECTION 2.03. Closing. Subject to the terms and conditions of this Agreement, the sale and purchase of the Shares contemplated by this Agreement shall take place at a closing (the “Closing”) to be held at the offices of Latham & Watkins LLP, 555 Eleventh Street, N.W., Suite 1000, Washington, D.C., at 10:00 a.m. Washington, D.C. time on the last day of the first calendar month that is at least two (2) Business Days after satisfaction or waiver of the conditions to the obligations of the parties hereto set forth in Sections 8.01(b) and 8.02(b) (the “Closing Date”), or at such other place or at such other time or on such other date as Seller and Purchaser may mutually agree upon in writing.

SECTION 2.04. Closing Deliveries by Seller. At the Closing, Seller shall deliver or cause to be delivered to Purchaser:

(a) stock certificates evidencing the Shares duly endorsed in blank, or accompanied by stock powers duly executed in blank and with all required stock transfer tax stamps affixed;

(b) a true and complete copy, certified by the Secretary or an Assistant Secretary of Seller, of the resolutions duly and validly adopted by the Board of Directors of Seller evidencing its authorization of the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and thereby;

(c) a certificate of the Secretary or an Assistant Secretary of Seller certifying the names and signatures of the officers of Seller authorized to sign this Agreement and the other documents to be delivered hereunder and thereunder;

(d) a certificate of a duly authorized officer of Seller, certifying as to the matters set forth in Section 8.02(a);

(e) copies of Seller’s and each Company’s certificate of incorporation and bylaws certified as of a recent date (which is not more than thirty (30) days before Closing) by, with respect to certificates of incorporation, the Secretary of State of the jurisdiction of its incorporation and, with respect to bylaws, its Secretary;

(f) a certificate of good standing of Seller and each Company, each issued as of a recent date (which is not more than thirty (30) days before Closing) by the Secretary of State of the jurisdiction of its incorporation;

(g) certificates of the Secretary of Seller and each Company dated as of the Closing Date, in form and substance reasonably satisfactory to Purchaser certifying (i) as to the absence of any amendments to the certificates of incorporation or bylaws of each of Seller and the Companies since the date of the certification of its Secretary provided in Section 2.04(e); (ii) that, in the case of the certificate of Seller’s Secretary, attached thereto is a true and correct copy of the resolutions of the board of directors authorizing the execution and performance of this Agreement and the Transactions, and (iii) as to the incumbency and genuineness of the signatures of the officers of Seller executing this Agreement and any agreement contemplated hereby;

(h) a certificate as to the non-foreign status of Seller pursuant to section 1.1445-2(b)(2) of the Regulations;

(i) the termination or resignation, in writing, of each director and officer of the Companies of his or her position as officer or director, as applicable, effective as of the Closing;

(j) a release in the form attached hereto as Exhibit 2.04(j);

(k) agreements between Seller and certain of the Companies assigning to such Companies the contracts listed on Section 2.04(k) of the Disclosure Schedule;

(l) documentation evidencing the transfer of title to the Transferred Real Property from Seller to WBTV, Inc.; and

(m) the Charlotte Leases, executed by WBTV and LFNC.

SECTION 2.05. Closing Deliveries by Purchaser. At the Closing, Purchaser shall deliver to Seller:

(a) the Purchase Price by wire transfer in immediately available funds to the Purchase Price Bank Account;

(b) a true and complete copy, certified by the Secretary or an Assistant Secretary of Purchaser, of the resolutions duly and validly adopted by the Board of Directors of Purchaser evidencing its authorization of the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and thereby;

(c) a certificate of the Secretary or an Assistant Secretary of Purchaser certifying the names and signatures of the officers of Purchaser authorized to sign this Agreement and the other documents to be delivered hereunder and thereunder;

(d) a certificate of a duly authorized officer of Purchaser, certifying as to the matters set forth in Section 8.01(a);

(e) copies of Purchaser’s articles of organization and operating agreement certified as of a recent date (which is not more than thirty (30) days before Closing) by, with respect to articles of organization, the Secretary of State of the State of Delaware and, with respect to the operating agreement, its Secretary;

(f) a certificate of good standing of Purchaser issued as of a recent date (which is not more than thirty (30) days before Closing) by the Secretary of State of the State of Delaware;

(g) a certificate of the Secretary of Purchaser dated as of the Closing Date, in form and substance reasonably satisfactory to Seller certifying (i) as to the absence of any amendments to the articles of organization or operating agreement of Purchaser since the date of the certification of its Secretary provided in Section 2.05(e); (ii) that attached thereto is a true and correct copy of the resolutions of the Managers of Purchaser authorizing the execution and performance of this Agreement and the Transactions, and (iii) as to the incumbency and genuineness of the signatures of the officers of Purchaser executing this Agreement and any agreement contemplated hereby; and

(h) a release in the form attached hereto as Exhibit 2.04(j).

SECTION 2.06. Net Working Capital Adjustment and Capital Expenditure Adjustment.

(a) Estimated Net Working Capital Adjustment. Not later than three (3) days prior to the Closing, Seller shall deliver to Purchaser its good faith estimate of the Net Working Capital of the Companies as of the Closing (the “Estimated Net Working Capital”), together with a reasonably detailed explanation of the calculation thereof. The “Estimated Net Working Capital Adjustment Amount”, which may be positive or negative, shall mean (i) the Estimated Net Working Capital, minus (ii) $15,130,089 (the “Base Working Capital”), with Base Working Capital equal to the Net Working Capital of the Companies as of June 30, 2007 (the “Reference Statement Date”), and Net Working Capital having been derived from the combined balance sheet of the Companies as of the Reference Statement Date (the “Reference Balance Sheet”). The calculation of the Base Working Capital is set forth in Exhibit 2.06(a). The effective time of the Closing for purposes of calculating the Estimated Net Working Capital and the Closing Net Working Capital shall be 11:59 p.m. on the Closing Date. The calculation of the Estimated Net Working Capital and the Closing Net Working Capital shall use the same methodology as the calculation of the Base Working Capital, except that Estimated Net Working Capital and Closing Net Working Capital shall not reflect the conduct of business or any action that takes place on the Closing Date after the consummation of the transactions contemplated hereby that is outside of the ordinary course of business of the Companies.

(b) Estimated Capital Expenditure Adjustment. Not later than three (3) days prior to the Closing, Seller shall deliver to Purchaser its good faith estimate of the cumulative capital expenditures made by the Companies for the period from November 1, 2007 through the Closing Date (the “Estimated Capex Amount”), together with a reasonably detailed explanation of the calculation thereof. The “Estimated Capex Adjustment Amount”, which may be positive or negative, shall mean the remainder of (i) the Estimated Capex Amount minus (ii) the Budgeted Capex Amount. The effective time of the Closing for purposes of calculating the Estimated Capex Amount shall be 11:59 p.m. on the Closing Date. The calculation of the Estimated Capex Amount shall not reflect the conduct of business or any action that takes place on the Closing Date after the consummation of the transactions contemplated hereby that is outside of the ordinary course of business of the Companies.

(c) Closing Balance Sheet. As soon as reasonably practicable following the Closing Date, and in any event within sixty (60) calendar days thereafter, Purchaser shall deliver to Seller (i) a combined balance sheet of the Companies as of the Closing (the “Closing Balance Sheet”), (ii) a calculation of the Net Working Capital of the Companies as of the Closing, as derived from the Closing Balance Sheet and otherwise in accordance herewith (the “Closing Net Working Capital”), and (iii) a calculation of the cumulative capital expenditures made by the Companies from October 1, 2007 through the Closing Date (the “Closing Capex Amount”). The

Closing Balance Sheet shall be prepared in accordance with GAAP and on a basis consistent with the preparation of the Reference Balance Sheet; provided that the methods described in Section 3.07 of the Disclosure Schedule with respect to the Reference Balance Sheet shall be applied to the preparation of the Closing Balance Sheet.

(d) Disputes. Upon delivery of the Closing Balance Sheet, Purchaser will provide to Seller and its accountants reasonable access to the books and records of the Companies, to the extent reasonably related to its evaluation of the Closing Balance Sheet, the calculation of the Closing Net Working Capital and the calculation of the Closing Capex Amount. If Seller shall disagree with the calculation of (a) the Closing Net Working Capital or any element of the Closing Balance Sheet relevant thereto or (b) the Closing Capex Amount, it shall notify Purchaser of such disagreement in writing within sixty (60) days after its receipt of the Closing Balance Sheet and the Closing Capex Amount which notice shall set forth in detail the particulars of such disagreement. In the event that Seller does not provide such a notice of disagreement within such sixty (60) day period, Seller shall be deemed to have accepted the Closing Balance Sheet, the calculation of the Closing Net Working Capital and the calculation of the Closing Capex Amount delivered by Purchaser, which shall be final, binding and conclusive for all purposes hereunder. In the event any such notice of disagreement is timely provided by Seller, Purchaser and Seller shall use their commercially reasonable efforts for a period of thirty (30) days (or such longer period as they may mutually agree) to resolve any disagreements with respect to the calculation of the Closing Net Working Capital or the calculation of the Closing Capex Amount. If, at the end of such period, they are unable to resolve such disagreements, then PricewaterhouseCoopers LLP (or such other independent accounting firm of recognized national standing as may be mutually selected by Purchaser and Seller) (the “Auditor”) shall resolve any remaining disagreements. The Auditor shall determine as promptly as practicable, but in any event within thirty (30) days after the date on which such dispute is referred to the Auditor, based solely on written submissions forwarded by Purchaser and Seller to the Auditor within ten (10) Business Days following the Auditor’s selection, (a) whether the Closing Balance Sheet was prepared in accordance with the standards set forth in Section 2.06(c) and (only with respect to the remaining disagreements submitted to the Auditor) whether and to what extent (if any) the Closing Net Working Capital determination requires adjustment or (b) whether and to what extent (if any) the Closing Capex Amount determination requires adjustment. The fees and expenses of the Auditor shall be paid one-half by Purchaser and one-half by Seller. The determination of the Auditor shall be final, conclusive and binding on the parties. The date on which the Closing Net Working Capital and the Closing Capex Amount is finally determined in accordance with this Section 2.06(d) is referred as to the “Determination Date.”

(e) Payment. The “Net Working Capital Adjustment Amount,” which may be positive or negative, shall mean (i) the Closing Net Working Capital minus (ii) the Base Working Capital. If the Net Working Capital Adjustment Amount is greater than the Estimated Net Working Capital Adjustment Amount (such difference, the “Net Working Capital Increase Amount”), then within five (5) days after the Determination Date, Purchaser shall pay to Seller the Net Working Capital Increase Amount. If the Estimated Net Working Capital Adjustment Amount is greater than the Net Working Capital Adjustment Amount (such difference, the “Net Working Capital Deficit Amount”), then within five (5) days after the Determination Date, Seller shall pay to Purchaser the Net Working Capital Deficit Amount. If the Closing Capex Amount is greater than the Estimated Capex Amount (such difference, the “Capex Increase Amount”), then within five (5) days after the Determination Date, Purchaser shall pay to Seller the Capex Increase Amount. If the Estimated Capex Amount is greater than the Closing Capex Amount (such difference, the “Capex Deficit Amount”), then within five (5) days after the Determination Date, Seller shall pay to Purchaser the Capex Deficit Amount.

(f) Interest on Payments. Any payments required to be made by Seller or Purchaser pursuant to Section 2.06(e) shall bear interest from the date of the Closing through the date of payment at the rate identified by The Wall Street Journal on the date of payment as the United States prime rate.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

OF SELLER

Seller hereby represents and warrants to Purchaser, as follows:

SECTION 3.01. Organization, Authority and Qualification of Seller. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of North Carolina and has all necessary corporate power and authority to enter into this Agreement, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. Seller is duly licensed or qualified to do business and is in good standing in each jurisdiction which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary, except to the extent that the failure to be so licensed, qualified or in good standing would not adversely affect the ability of Seller to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement. The execution and delivery of this Agreement by Seller, the performance by Seller of its obligations hereunder and thereunder and the consummation by Seller of the transactions contemplated hereby and thereby have been duly authorized by all requisite action on the part of Seller. This Agreement has been duly executed and delivered by Seller, and (assuming due authorization, execution and delivery by Purchaser) this Agreement constitutes legal, valid and binding obligations of Seller, enforceable against Seller in accordance with its terms.

SECTION 3.02. Organization, Authority and Qualification of the Companies. Each Company is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all necessary corporate power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as it has been and is currently conducted. Each Company is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary, except to the extent that the failure to be so licensed, qualified or in good standing would not (a) adversely affect the ability of Seller to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement, or (b) have a Material Adverse Effect.

SECTION 3.03. Capitalization; Ownership of Shares. The capitalization of the Companies is as set forth in Section 3.03 of the Disclosure Schedule. All the Shares are validly issued, fully paid and nonassessable and were not issued in violation of any preemptive rights or any applicable laws. There are no options, warrants, convertible securities or other rights, agreements, arrangements or commitments relating to the Shares obligating either Seller or any of the Companies to issue or sell any Shares or any other interest in any of the Companies. The Shares constitute all the issued and outstanding capital stock of the Companies and are owned of record and beneficially by Seller or, in the case of Tall Tower, Inc., by WCSC, Inc., free and clear of all liens and encumbrances. Except for Tall Tower, Inc. or as set forth in Section 3.03 of the Disclosure Schedule, the Companies do not own, directly or indirectly, any equity, profits, or voting interest in any Person, nor does it have any agreement or commitment to purchase any such interest.

SECTION 3.04. No Conflict. Assuming that all consents, approvals, authorizations and other actions described in Section 3.05 have been obtained and all filings and notifications described therein made, and except as may result from any facts or circumstances relating solely to Purchaser, the execution, delivery and performance of this Agreement by Seller do not and will not (a) violate, conflict with or result in the breach of the certificate of incorporation or bylaws (or similar organizational documents) of Seller or any of the Companies, (b) conflict with or violate any Law or Governmental Order applicable to Seller or any of the Companies, or (c) except as set forth in Section 3.04(c) of the Disclosure Schedule, conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, acceleration or cancellation of, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which Seller or any of the Companies is a party, except, in the case of clauses (b) and (c), as would not (i) materially and adversely affect the ability of Seller to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement, or (ii) have a Material Adverse Effect.

SECTION 3.05. Governmental Consents and Approvals. The execution, delivery and performance of this Agreement by Seller do not and will not require any consent, approval, authorization or other order of, action by, filing with or notification to, any Governmental Authority, except (a) as described in Section 3.05 of the Disclosure Schedule, (b) the Government Consents, or (c) as may be necessary as a result of any facts or circumstances relating to Purchaser or any of its Affiliates.

SECTION 3.06. FCC Licenses.

(a) The Companies are the holders of the licenses, permits and authorizations set forth in Section 3.06 of the Disclosure Schedule, which are all of the licenses, permits and authorizations issued by the FCC that are required for or otherwise material to the present operation of the Stations (the “FCC Licenses”). Seller has made available to Purchaser true and complete copies of the FCC Licenses and pending FCC applications with respect to the Stations. The FCC Licenses are in full force and effect and have not been revoked, suspended, canceled, rescinded or terminated and have not expired; and, except as set forth in Section 3.06 of the Disclosure Schedule, are not subject to any conditions except conditions applicable to broadcast licenses generally or as otherwise disclosed on the face of the FCC Licenses. There is not pending any action by or before the FCC to revoke, suspend, cancel, rescind or materially and adversely modify any of the FCC Licenses (other than proceedings to amend FCC rules of general applicability). Except as set forth in Section 3.06 of the Disclosure Schedule, to Seller’s Knowledge after due inquiry by its FCC counsel and consultation by Seller with such counsel, there is not any FCC order, judgment, decree, notice of violation, notice of apparent liability or order of forfeiture outstanding, nor is there any action, suit, notice of apparent liability, order of forfeiture, investigation or other proceeding pending or threatened, by or before the FCC, against the Stations or FCC Licenses or against the Seller or any of the Companies with respect to the Stations or FCC Licenses. The Stations are operating in compliance in all material respects with the FCC Licenses, the Communications Act of 1934, as amended (the “Communications Act”), and the rules, regulations and policies of the FCC. Except as set forth in Section 3.06 of the Disclosure Schedule, to Seller’s Knowledge, there are no matters relating to Seller, any of the Companies or any Station that might reasonably be expected to result in the FCC’s denial or delay of approval of the FCC Applications.

(b) Except as set forth in Section 3.06 of the Disclosure Schedule, each Company has been assigned a channel by the FCC for the provision of pre-transition digital television (“DTV”) service, and the FCC Licenses include such authorization. Except as set forth in Section 3.06 of the Disclosure Schedule, each of the Stations is broadcasting a DTV signal on its pre-transition DTV channel under a construction permit, license or special temporary authorization, each of which is included in the FCC Licenses. Except as set forth in Section 3.06 of the Disclosure Schedule, each Station is in compliance with the FCC’s rules, policies and deadlines concerning construction of DTV facilities, and, except as set forth in Section 3.06 of the Disclosure Schedule, each Station is broadcasting a DTV signal in accordance with such authorization in all material respects and is in compliance in all material respects with the FCC’s build-out and operational requirements for digital television. Except as set forth in Section 3.06 of the Disclosure Schedule, each Station’s election of a channel on which to provide DTV service following the end of the DTV transition has been approved by the FCC. Seller has not leased, licensed, assigned, conveyed or otherwise encumbered any Station’s digital spectrum or any portion thereof or granted rights to any party to broadcast on any Station’s digital spectrum or any portion thereof for the provision of any “ancillary or supplementary services” (as the term is defined by the Communications Act.)

(c) As of the date of this Agreement the Stations are carried on MVPDs pursuant to the retransmission consent agreements set forth in Section 3.06 of the Disclosure Schedule; and Seller has made available to Purchaser true and complete copies of the retransmission consent agreements. Section 3.06 of the Disclosure Schedule contains a true and complete list of;

(i) all MVPDs that to Seller’s Knowledge carry the signal of the Stations;

(ii) all retransmission consent and/or copyright indemnification contracts entered into with any MVPD with respect to the Stations;

(iii) all MVPDs to which each Station timely provided a must-carry notice or retransmission consent notice in accordance with the provisions of the Communications Act for the three year period commencing January 1, 2006, including in each case whether must-carry or retransmission consent status was elected;

(iv) any MVPDs in any Station’s designated market area (“DMA”), as defined by Nielsen, that, to Seller’s Knowledge, have more than 3,000 subscribers and do not carry such Station’s signal;

(v) any modification to the geographic area in which a Station is eligible for must-carry or retransmission consent rights under FCC rules that, to Seller’s Knowledge, is pending with or has been approved by the FCC, including any appeals of such modification; and

(vi) all notices received by the Companies or with respect to a Station from or in connection with a direct broadcast satellite (“DBS”) system relating to the intention of such DBS system to import into such Station’s DMA the signals of other stations that are “significantly viewed.”

No MVPD has declined or refused to carry any Station inside of such Station’s DMA after written notice from any Company that carriage of such Station is required under either the Communications Act or a retransmission consent agreement or disputed the Station’s right to carriage pursuant to any must-carry election.

(d) All material reports and filings required to be filed with the FCC by each of the Companies with respect to the Stations have been timely filed. All such reports and filings are accurate and complete in all material respects. Each of the Companies maintain appropriate public inspection files at the Stations as required by the FCC’s rules, and in compliance in material respects with those rules. All FCC annual regulatory fees assessed with respect to the FCC Licenses have been paid.

(e) To Seller’s Knowledge, the antenna support structures used in connection with the operation of the Stations have been registered with the FCC, if registration is required, and comply with all other requirements of the FCC and the Federal Aviation Administration.

SECTION 3.07. Financial Information.

(a) Audited Financial Statements. Seller has made available to Purchaser consolidated balance sheets for the Companies at December 31, 2006 and 2005, and the related consolidated statements of operations and cash flows and changes in stockholders’ equity for the years then ended (the “Year End Financial Statements”). The Year End Financial Statements have been audited by Seller’s Accountants whose reports thereon are included with such financial statements. The Year End Financial Statements have been prepared in conformity with GAAP applied on a consistent basis (except for changes, if any, required by GAAP or disclosed therein), except as otherwise set forth in Section 3.07 of the Disclosure Schedule. The statements of operations and cash flow included within the Year End Financial Statements present fairly in all material respects the results of operations and cash flows of the Companies for the respective years covered, and the balance sheets present fairly in all material respects the financial condition of the Companies as of their respective dates. Seller has made available to

Purchaser copies of each management letter or other letter delivered to Seller by Seller’s Accountants in connection with the Year End Financial Statements or relating to any review by Seller’s Accountants of the internal controls of Seller or the Companies during the two-year period ended December 31, 2007 or thereafter.

(b) Unaudited Interim Financial Statements. Seller has made available to Purchaser consolidated balance sheets for the Companies at August 31, 2007 and 2006, and the related consolidated statements of operations for the periods then ended (the “Interim Financial Statements”). The Interim Financial Statements have been certified by the Vice President of Finance (or equivalent officer) of the Companies. The Interim Financial Statements have been prepared in conformity with GAAP applied on a consistent basis (except for changes, if any, required by GAAP or disclosed therein), except as otherwise set forth in Section 3.07 of the Disclosure Schedule. The statements of operations included within the Interim Financial Statements present fairly in all material respects the results of operations of the Companies for the respective periods covered, and the balance sheets present fairly in all material respects the financial condition of the Companies as of their respective dates.

SECTION 3.08. Absence of Undisclosed Material Liabilities; Ordinary Course.

(a) There are no liabilities of any Company of a nature required to be reflected on a balance sheet prepared in accordance with GAAP, other than liabilities (a) reflected or reserved against on the Interim Financial Statements, (b) set forth in Section 3.08 of the Disclosure Schedule, or (c) incurred since August 31, 2007 in the ordinary course of business of the Companies.

(b) Except as set forth in Section 3.08(b) of the Disclosure Schedule, since August 31, 2007, the Companies have conducted their Business in the ordinary course and substantially consistent with past practices. Without limiting the generality of the foregoing, whether or not in the ordinary course of business, except as set forth in Section 3.08(b) of the Disclosure Schedule, since August 31, 2007 there has not been, occurred or arisen: (i) any agreement, condition, action or omission that would be proscribed by clauses (i), (ii), (iii), (iv), (ix), (x), or (xii) of Section 5.01(b) had it existed, occurred or arisen after the date of this Agreement, (ii) any strike or other material labor dispute, or (iii) any casualty, loss, damage or destruction (whether or not covered by insurance) of any material property of any of the Companies that is material or that has involved or may involve a loss to the Company in excess of applicable insurance coverage.

SECTION 3.09. Compliance with Laws; Litigation. Except as set forth in Section 3.09 of the Disclosure Schedule, (a) the Companies are conducting the Business in substantial compliance with all Laws and Governmental Orders applicable to the Companies, and (b) there is no Action by or against any Company pending or, to the Knowledge of Seller, threatened before any Governmental Authority that would have a Material Adverse Effect or would affect the legality, validity or enforceability of this Agreement or the consummation of the transactions contemplated hereby or thereby.

SECTION 3.10. Intellectual Property. Section 3.10 of the Disclosure Schedule sets forth a true and complete list of all registered trademarks and trademark applications, and registered copyrights and copyright applications included in the Company Intellectual Property. To the Knowledge of Seller, no Person is engaging in any activity that infringes any Company Intellectual Property or rights under Company IP Agreements. No claim has been asserted to Seller or any of its Affiliates that the use of any Company Intellectual Property or rights under Company IP Agreements infringes the patents, trademarks, or copyrights of any third party. Each Company is the owner of the entire right, title and interest in and to the Company Intellectual Property set forth opposite its name on Section 3.10 of the Disclosure Schedule, free and clear of all liens and encumbrances other than pursuant to the Company IP Agreements.

SECTION 3.11. Title and Condition of Real Property.

(a) Section 3.11(a) of the Disclosure Schedule lists the street address and current owner of each parcel of Owned Real Property and Transferred Real Property. Except as described in Section 3.11(a) of the Disclosure Schedule, (i) the owners (as set forth in Section 3.11(a) of the Disclosure Schedule) have good and marketable title in fee simple to each parcel of Owned Real Property and Transferred Real Property free and clear of all Encumbrances, except Permitted Encumbrances, and (ii) Seller has made available to Purchaser copies of each deed for each parcel of Owned Real Property and Transferred Real Property and all title insurance policies and surveys relating to the Owned Real Property and Transferred Real Property, in each case to the extent in Seller’s or any Company’s possession.

(b) Section 3.11(b) of the Disclosure Schedule lists the street address of each parcel of Leased Real Property and the identity of the lessor, lessee and current occupant (if different from lessee) of each such parcel of Leased Real Property. Seller has delivered to Purchaser true and complete copies of the leases in effect at the date hereof relating to the Leased Real Property, and, except as described in Section 3.11(b) of the Disclosure Schedule, there has not been any sublease or assignment entered into by any of the Companies in respect of the leases relating to the Leased Real Property. Except as set forth in Section 3.11(b) of the Disclosure Schedule, no Approval of any landlord is required under any such lease by reason of or in connection with the Transactions, and there is not under any such lease any existing material default by any of the Companies, or any condition or event that (with the passage of time, notice or both) would constitute a material default by any of the Companies.

SECTION 3.12. Employee Benefit Matters.

(a) Section 3.12(a) of the Disclosure Schedule lists all material employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and all material bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, and all material employment, termination, severance or other contracts or agreements (i) to which any of the Companies is a party or with respect to which any of the Companies has any obligation, and (ii) which are maintained, contributed to or sponsored by Seller or any of the Companies for the benefit of any current or former employee, officer or director of any of the Companies (collectively, the “Plans”). Section 3.12(a) of the Disclosure Schedule identifies (i) each Plan that will remain with Seller and will not be transferred to Purchaser with the Companies (each, a “Seller Plan”), (ii) each Plan that is a “pension plan” within the meaning of Section 3(2)(A) of

ERISA, and (iii) each Plan that is a “multiemployer plan” within the meaning of Section 3(37)(A) of ERISA. Seller has made available to Purchaser a true and complete copy of each Plan.

(b) Each Plan has been operated in all material respects in accordance with its terms and the requirements of all applicable Laws. Except as set forth in Section 3.12(b) of the Disclosure Schedule, no material action is pending or, to the Knowledge of Seller, threatened with respect to any Plan (other than claims for benefits in the ordinary course).

(c) Each Plan that is intended to be qualified under Section 401(a) of the Code or Section 401(k) of the Code has received a favorable determination or opinion letter from the IRS covering all of the provisions applicable to the Plan for which determination or opinion letters are currently available that the Plan is so qualified and each trust established in connection with any Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code has received a determination letter from the IRS that it is so exempt.

(d) Neither the Seller nor any Affiliate has incurred (nor has any event occurred that could result in the Seller or any Affiliate incurring) any liability in connection with any existing or previously existing Seller Plan that is reasonably likely to become, on or after the Closing, a material obligation or liability of Purchaser.

SECTION 3.13. Material Contracts.

(a) Section 3.13(a) of the Disclosure Schedule lists each of the following contracts and agreements of any of the Companies (such contracts and agreements being “Material Contracts”):

(i) all material management contracts and contracts with independent contractors or consultants (or similar arrangements) that are not cancelable without penalty or further payment and without more than thirty (30) days’ notice;

(ii) all collective bargaining agreements or contracts with any labor union or labor organization applicable to employees of any of the Companies;

(iii) all contracts and agreements relating to indebtedness for borrowed money;

(iv) all contracts and agreements that limit or purport to limit the ability of any of the Companies to compete in any line of business or with any Person or in any geographic area or during any period of time;

(v) all contracts and agreements with total annual payments by the Companies in excess of $75,000 or with total aggregate payments by the Companies in excess of $150,000;

(vi) all material contracts and agreements between or among any of the Companies, on the one hand, and Seller or any Affiliate of Seller, on the other hand (the “Affiliate Agreements”);

(vii) all Material Leases;

(viii) all contracts and agreements providing any of the Companies with national advertising sales representation;

(ix) all contracts and agreements relating to network affiliation;

(x) all contracts and agreements relating to television retransmission consent; and

(xi) all material contracts and agreements for programming, including all material syndication contracts (“Programming Contracts”). To the extent routinely maintained by Seller, Seller has made available to Purchaser the following information for each Programming Contract: (A) the term of the Programming Contract (start and end dates), (B) the total original cost payable under the Programming Contract, (C) the amount already paid under the Programming Contract, (D) the amount remaining to be paid under the Programming Contract, (E) the geographic area for which the Programming Contract provides exhibition rights, (F) any market exclusivity or syndication exclusivity applicable to such Programming Contract, (G) with respect to Programming Contracts that limit the number of times that a program may be aired, the number of times the programming covered by the Programming Contract has been aired, (H) the number of additional times the programming covered by the Programming Contract may be aired, (I) the method of amortization being applied to the Programming Contract (e.g., the first of five airings reduces the value of the Programming Contract by 50% versus the first of five airings reduces the value of the Programming Contract by 20%) and (J) a summary of any “barter” provisions under such Programming Contract, i.e., provisions that provide for the exchange of advertising time for promotional items, advertising, supplies, equipment and/or services.

(b) Except as disclosed in Section 3.13(b) of the Disclosure Schedule, each Material Contract (i) is valid and binding on the Company that is party thereto, as the case may be, and, to the Knowledge of Seller, the counterparties thereto, and is in full force and effect, and (ii) upon consummation of the transactions contemplated by this Agreement, except to the extent that any consents set forth in Section 3.04(c) of the Disclosure Schedule are not obtained, shall continue in full force and effect without penalty or other adverse consequence. Except as disclosed in Section 3.13(b) of the Disclosure Schedule, none of the Companies nor, to the Knowledge of Seller, any other party is in breach of, or default under, any Material Contract, except for such breaches or defaults that would not have a Material Adverse Effect.

SECTION 3.14. Environmental Matters.

(a) Except as set forth in Section 3.14 of the Disclosure Schedule, (i) the Companies are in substantial compliance with all Environmental Laws applicable to the Business and operations of the Companies, and (ii) there are no written claims or notices of violation pending or, to the Knowledge of Seller, threatened against any of the Companies alleging violations of or liability under any Environmental Law.

(b) Except as set forth in Section 3.14 of the Disclosure Schedule, to Seller’s Knowledge, (i) there have been no unlawful releases of Hazardous Substances from any property owned, operated, or leased by any of the Companies in quantities sufficient to form the basis for an Environmental Claim, and (ii) there are no off-site locations where any of the Companies has stored, treated, recycled or disposed of Hazardous Substances in a manner in violation of any Environmental Laws.

(c) To Seller’s Knowledge, (i) no Person has buried, dumped or disposed of Hazardous Substances in, on, or beneath any property owned, operated or leased by any of the Companies, and (ii) none of the Companies use Hazardous Substances at any properties owned, leased or operated by such Companies except as in substantial compliance with applicable Environmental Laws or as otherwise used in the ordinary course of business in de minimis quantities.

(d) To Seller’s Knowledge, Seller has delivered or otherwise made available for inspection to Purchaser true, complete and correct copies and results of any Phase 1 or Phase 2 environmental reports that are, to Seller’s knowledge, possessed by Seller in respect of any property owned, operated or leased by any of the Companies.

SECTION 3.15. Insurance. The Companies have in force, or are an insured party pursuant to, policies of insurance in the amounts and with the insurance companies as set forth in Section 3.15 of the Disclosure Schedule and will use commercially reasonable efforts to continue in force to the Closing Date policies of insurance of substantially the same character and coverage. None of the Companies has received any written notice of cancellation of any insurance policy maintained in favor of a Company or been denied insurance coverage, which, in either case, would have a Material Adverse Effect.

SECTION 3.16. Brokers. Except for Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”), no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller or any of the Companies. Seller is solely responsible for the fees and expenses of Merrill Lynch.

SECTION 3.17. Accounting Records; Internal Controls. Each Company (a) has records that accurately reflect its transactions, and (b) has accounting controls sufficient to provide reasonable assurance that material transactions of such Company are (i) executed in accordance with management’s general or specific authorization, and (ii) recorded in conformity with GAAP. Except as set forth in Schedule 3.17 of the Disclosure Schedule, all material accounting and financial reporting software licenses currently held by the Companies or necessary to the Business as currently conducted are fully paid to the extent required by the applicable software license agreement through the Closing Date.

SECTION 3.18. Permits. Section 3.18 of the Disclosure Schedule lists all material Permits necessary for the Business as currently conducted. All such Permits are in full force and effect. Seller has delivered, or otherwise made available for inspection to Purchaser, copies of all such Permits. To Seller’s Knowledge, no event has occurred that (a) would result in, after passage of time, notice or both, revocation, suspension, adverse modification, non-renewal, impairment, cancellation or termination of any such Permit other than in the ordinary course of business; or (b) adversely affect the rights of any Company under any such Permit. To Seller’s Knowledge, there is no investigation, notice of apparent liability, violation, forfeiture or other Governmental Order issued by or before any Governmental Authority that would reasonably be expected to affect the validity or continued effectiveness of any such Permit.

SECTION 3.19. Employees. Schedule 3.19 of the Disclosure Schedule lists the current directors, executive officers and other employees of each of the Companies and their respective job titles. To Seller’s Knowledge, none of the Persons referred to in the aforementioned list has given notice of resignation to the Companies. To Seller’s Knowledge, no Person referred to in the aforementioned list is in material violation of any term of any employment contract.

SECTION 3.20. Title to and Condition of Personal Property. Except as set forth in Section 3.20 of the Disclosure Schedule, the Companies own or lease all tangible personal property used in the conduct of the Business (the “Personal Property”) and have good title to, or have a valid leasehold interest in or other right to use, free and clear of Encumbrances other than Permitted Encumbrances, all such Personal Property. All Personal Property is in good operating condition and repair as required for use in the Business, except (a) for ordinary wear and tear, (b) as is consistent with reasonable business practices, and (c) where the failure of such Personal Property to be in good operating condition and repair would not, individually or in the aggregate, have a Material Adverse Effect.

SECTION 3.21. Bank Accounts. Section 3.21 of the Disclosure Schedule lists each bank, trust company, savings institution, brokerage firm, mutual fund or other financial institution with which the Company has an account or safe deposit box and the names and identification of all Persons authorized to draw thereon or to have access thereto, and lists the name of each Person holding a power of attorney or agency authority from any of the Companies for each such account.

SECTION 3.22. Capital Expenditures. Section 3.22 of the Disclosure Schedule sets forth the material capital expenditures each of the Companies has made since December 31, 2006.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

OF PURCHASER

Purchaser hereby represents and warrants to Seller as follows:

SECTION 4.01. Organization and Authority of Purchaser. Purchaser is a limited liability company duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation and has all necessary power and authority to enter into this Agreement, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. Purchaser is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary, except to the extent that the failure to be so licensed, qualified or in good standing would not adversely affect the ability of Purchaser to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement. The execution and delivery of this Agreement by Purchaser, the performance by Purchaser of its obligations hereunder and thereunder and the consummation by Purchaser of the transactions contemplated hereby and thereby have been duly authorized by all requisite action on the part of Purchaser. This Agreement has been duly executed and delivered by Purchaser, and (assuming due authorization, execution and delivery by Seller) this Agreement constitutes legal, valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with its terms.

SECTION 4.02. No Conflict. Assuming that all consents, approvals, authorizations and other actions described in Section 4.03 have been obtained and all filings and notifications described therein made, and except as may result from any facts or circumstances relating solely to Seller, the execution, delivery and performance of this Agreement by Purchaser do not and will not (a) violate, conflict with or result in the breach of the articles of formation or operating agreement (or similar organizational documents) of Purchaser, (b) conflict with or violate any Law or Governmental Order applicable to Purchaser or its assets, properties or businesses, or (c) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which Purchaser is a party, except, in the case of clauses (b) and (c), as would not materially and adversely affect the ability of Purchaser to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement.

SECTION 4.03. Governmental Consents and Approvals. The execution, delivery and performance of this Agreement by Purchaser do not and will not require any consent, approval, authorization or other order of, action by, filing with or notification to, any Governmental Authority, except (a) as described in Section 4.03 of the Disclosure Schedule, or (b) the Government Consents.

SECTION 4.04. Investment Purpose. Purchaser is acquiring the Shares solely for the purpose of investment and not with a view to, or for offer or sale in connection with, any distribution thereof other than in compliance with all applicable laws, including United States federal securities laws. Purchaser agrees that the Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act and any applicable state securities laws, except pursuant to an exemption from such registration under the Securities Act and such laws. Purchaser is able to bear the economic risk of holding the Shares for an indefinite period (including total loss of its investment), and (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its investment.

SECTION 4.05. Financing.

(a) Purchaser has received and accepted an executed commitment letter dated October 15, 2007 (the “Commitment Letter”) from the Retirement Systems of Alabama (“RSA”) relating to the commitment of RSA to provide the full amount of the financing described therein (the “Financing”) on the terms contemplated thereby.

(b) Purchaser has delivered to Seller true and correct copies of the Commitment Letter. As of the date hereof, the Commitment Letter is in full force and effect without amendment or modification, are the valid and binding obligations of each party thereto, have not been withdrawn or rescinded in any respect, and all commitment fees required to be paid thereunder on or prior to the date of this Agreement have been paid and any commitment fees required to be paid thereunder after the date of this Agreement will be paid in full. Purchaser acknowledges and agrees that the obligation of Purchaser to consummate the transactions contemplated by this Agreement is not conditioned upon the closing of the Financing, Purchaser’s receipt of the proceeds of the Financing or Purchaser’s ability to finance or pay the Purchase Price and that any failure of Purchaser to consummate the transactions contemplated by this Agreement as a result of the foregoing shall constitute a material breach by Purchaser of this Agreement.

SECTION 4.06. Litigation. As of the date hereof, no Action by or against Purchaser is pending or, to the best knowledge of Purchaser, threatened, which could affect the legality, validity or enforceability of this Agreement or the consummation of the transactions contemplated hereby or thereby.

SECTION 4.07. Qualification. Purchaser is legally, financially and otherwise qualified to acquire the Stock and to own each of the Companies and to control and operate the Stations under the Communications Act and the rules, regulations and policies of the FCC, and there are no facts that would, under existing law and the existing rules, regulations, policies and procedures of the FCC, disqualify Purchaser as transferee of control of the FCC Licenses (“Purchaser’s Qualification”). Except as set forth in Section 4.07 of Purchaser’s Disclosure Schedule, Purchaser is not required to obtain any waiver of or exemption from any FCC rule or policy for the FCC Consent to be obtained. There are no matters relating to Purchaser that might reasonably be expected to result in the FCC’s denial or delay of approval of the FCC Application. Purchaser has sufficient net liquid assets on hand or available from committed sources to consummate the transactions contemplated by this Agreement, including, to pay the Purchase Price and to operate the Stations for three (3) months following Closing.

SECTION 4.08. Brokers. Except for Belmoro Corporate Advisors, LLC, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchaser. Purchaser is solely responsible for the fees and expenses of Belmoro Corporate Advisors, LLC.

SECTION 4.09. Independent Investigation; Seller’s Representations. Purchaser has conducted its own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, software, technology and prospects of the Business, which investigation, review and analysis was done by Purchaser and its Affiliates and representatives. Purchaser acknowledges that it and its representatives have been provided adequate access to the personnel, properties, premises and records of the Companies for such purpose. In entering into this Agreement, Purchaser has relied solely upon the aforementioned investigation, review and analysis and not on any factual representations or opinions of Seller or its representatives (except the specific representations and warranties of Seller set forth in Article III and the schedules thereto).

ARTICLE V

ADDITIONAL AGREEMENTS

SECTION 5.01. Conduct of Business Prior to the Closing. Seller covenants and agrees that, except as described in Section 5.01 of the Disclosure Schedule, between the date hereof and the Closing, Seller shall cause each Company to:

(a) conduct its business in the ordinary course in all material respects, and

(b) use its commercially reasonable efforts to preserve intact in all material respects the business organization of the Business. Except as described in Section 5.01 of the Disclosure Schedule, Seller covenants and agrees that, between the date hereof and the Closing, without the prior written consent of Purchaser, none of the Companies will:

(i) except for indebtedness to Seller, issue or sell any capital stock, notes, bonds or other securities (or any option, warrant or other right to acquire the same), or (ii) redeem any of its capital stock;

(ii) amend or restate its certificate of incorporation or bylaws (or similar organizational documents);

(iii) grant or announce any increase in the salaries, bonuses or other benefits payable to any of its employees, other than as required by Law, pursuant to any agreements existing on the date hereof and ordinary increases consistent with past practice;

(iv) change any method of accounting or accounting practice or policy used by it, other than such changes required by GAAP;

(v) fail to exercise any rights of renewal with respect to any material Leased Real Property that by its terms would otherwise expire;

(vi) materially and adversely modify the FCC Licenses or fail to maintain the FCC Licenses in full force and effect;

(vii) fail to make material capital expenditures reasonably necessary to operate the Business in the ordinary course consistent with past practices;

(viii) terminate, amend or fail to renew any existing insurance coverage, except in the ordinary course of business;

(ix) sell, transfer or otherwise dispose of any material assets or any material liabilities, except in the ordinary course of business;

(x) create, assume or permit to exist any Encumbrance upon any of the Companies’ assets, except for: (1) those Encumbrances set forth in Section 3.11(a) of the Disclosure Schedule, (2) Permitted Encumbrances, and (3) such items that are immaterial to the value of such assets and do not materially interfere with the operations of the Stations as currently conducted;

(xi) dispose of or permit to lapse any rights to the use of any Company Intellectual Property, except in the ordinary course of business;

(xii) other than in connection with the waiting period under the HSR Act or in connection with a tolling agreement executed to secure grant of an FCC license renewal application for any of the Stations, waive any applicable statute of limitations; or

(xiii) agree to take any of the actions specified in Sections 5.01(b)(i)-(xii).

SECTION 5.02. Access to Information. From the date hereof until the Closing, upon reasonable notice, Seller shall cause the Companies and each of their respective officers, directors, employees, agents, representatives, accountants and counsel to afford Purchaser and its authorized representatives reasonable access to the offices, properties and books and records of each of the Companies; provided, however, that any such access shall be conducted during normal business hours, under the supervision of Seller’s personnel and in such a manner as not to interfere with the normal operations of the Business. Notwithstanding anything to the contrary in this Agreement, Seller shall not be required to disclose any information to Purchaser if such disclosure would, in Seller’s reasonable discretion, (a) cause significant competitive harm to the Business if the transactions contemplated hereby are not consummated, (b) jeopardize any attorney-client or other legal privilege, or (c) contravene any applicable Law (including the HSR Act), fiduciary duty or agreement.

SECTION 5.03. Confidentiality.

(a) The terms of the letter agreement dated as of June 27, 2007 (the “Confidentiality Agreement”) between Lincoln National Corporation and Raycom Media, Inc. are hereby incorporated herein by reference and shall continue in full force and effect until the Closing, at which time such Confidentiality Agreement and the obligations of Purchaser under this Section 5.03 shall terminate; provided, however, that the Confidentiality Agreement shall terminate only in respect of that portion of the Evaluation Material (as defined in the Confidentiality Agreement) exclusively relating to the transactions contemplated by this Agreement. If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement shall nonetheless continue in full force and effect.

(b) Nothing provided to Purchaser pursuant to Section 5.02 shall in any way amend or diminish Purchaser’s obligations under the Confidentiality Agreement. Purchaser acknowledges and agrees that any information provided to Purchaser pursuant to Section 5.02 or otherwise by Seller, the Companies or any officer, director, employee, agent, representative, accountant or counsel thereof shall be subject to the terms and conditions of the Confidentiality Agreement.

SECTION 5.04. Regulatory and Other Authorizations; Notices and Consents.

(a) Each of Purchaser and Seller shall use its best efforts to promptly obtain all authorizations, consents, orders and approvals of all Governmental Authorities and officials that may be or become necessary for its performance of its obligations pursuant to this Agreement, and will cooperate fully with each other in promptly seeking to obtain all such authorizations, consents, orders and approvals. Within five (5) Business Days after the date of this Agreement, Purchaser shall, and Seller shall cause the Companies to, file the FCC Applications. Purchaser shall, and Seller shall cause the Companies to, diligently prosecute the FCC Applications and otherwise use their best efforts to obtain the FCC Consent as soon as possible. If applicable, within fifteen (15) Business Days after the date of this Agreement, Purchaser and Seller shall make any required filings with the Federal Trade Commission and the United States Department of Justice pursuant to the HSR Act with respect to the transactions contemplated hereby (including a request for early termination of the waiting period thereunder), and shall thereafter promptly respond to all requests received from such agencies for additional information or documentation.

(b) Without limiting the generality of Purchaser’s undertaking pursuant to Section 5.04(a), Purchaser agrees to use its best efforts and to take any and all steps necessary to avoid or eliminate each and every impediment under any communications, antitrust, competition or trade regulation or law that may be asserted by any Governmental Authority or any other party so as to enable the parties hereto to expeditiously close the transactions contemplated hereby as soon as commercially practicable, but in any event no later than November 10, 2008 (the “Termination Date”), including proposing, negotiating, committing to and effecting, by consent decree, hold separate orders, or otherwise, the sale, divesture or disposition of such of its assets, properties or businesses or of the assets, properties or businesses to be acquired by it pursuant hereto as are required to be divested in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding, which would otherwise have the effect of materially delaying or preventing the consummation of the transactions contemplated hereby. Purchaser shall use its best efforts to defend through litigation on the merits any claim asserted in court by any party in order to avoid entry of, or to have vacated or terminated, any decree, order or judgment (whether temporary, preliminary or permanent) that would prevent the Closing by the Termination Date. In addition, from the date hereof through the Closing, Purchaser shall not make any acquisition or investment, alter its capital structure or ownership, or take or fail to take any other action, that could reasonably be expected to impair its qualifications to become or control the licensee of any of the Stations or delay the prosecution of any of the FCC Applications. From the date hereof through the Closing,

Purchaser shall maintain its qualifications to acquire the FCC Licenses and will take no action that could reasonably be expected to impair such qualifications or cause the grant of the FCC Consent to be materially delayed.

(c) Each party to this Agreement shall, except as prohibited by Law, promptly notify the other party of any communication it or any of its Affiliates receives from any Governmental Authority relating to the matters that are the subject of this Agreement and permit the other party to review in advance any proposed communication by such party to any Governmental Authority. Neither party to this Agreement shall agree to participate in any meeting with any Governmental Authority in respect of any filings, investigation or other inquiry unless, to the extent permitted by Law, it consults with the other party in advance and, to the extent permitted by such Governmental Authority, gives the other party the opportunity to attend and participate at such meeting. The parties to this Agreement will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other party may reasonably request in connection with the foregoing and in seeking the Government Consents. Except as prohibited by Law, the parties to this Agreement will provide each other with copies of all correspondence, filings or communications between them or any of their representatives, on the one hand, and any Governmental Authority, on the other hand, with respect to this Agreement and the transactions contemplated hereby.

SECTION 5.05. Retained Names and Marks. Purchaser hereby acknowledges that all right, title and interest in and to the names “Lincoln”, “Lincoln National”, “Lincoln Financial”, “Lincoln Financial Media”, “Lincoln Financial Management”, “Jefferson-Pilot”, “Jefferson-Pilot Communications”, and “Hello Future” together with all variations thereof and all derivations therefrom, and all trademarks, service marks, domain names, trade names, trade dress, corporate names and other identifiers of source containing, incorporating or associated with any of the foregoing (the “Retained Names and Marks”) are owned exclusively by Seller or its Affiliates, and that any and all rights of any of the Companies to use the Retained Names and Marks shall terminate as of the Closing. Purchaser further acknowledges that it has no rights, and is not acquiring any rights, to use the Retained Names and Marks, except as provided herein.

SECTION 5.06. Control. Purchaser shall not, directly or indirectly, control, supervise or direct the operation of the Stations prior to Closing. Consistent with the Communications Act and the FCC rules and regulations, control, supervision and direction of the operation of the Stations prior to Closing shall remain the responsibility of the holders of the FCC Licenses.

SECTION 5.07. Notifications; Reports.

(a) Until the Closing, each party hereto shall promptly notify the other party in writing of any fact, change, condition, circumstance or occurrence or nonoccurrence of any event of which it is aware that will or is reasonably likely to result in any of the conditions set forth in Article VIII of this Agreement becoming incapable of being satisfied.

(b) Seller will promptly notify Purchaser of any event of which Seller obtains knowledge that has had or might reasonably be expected to have a Material Adverse Effect or that if known as of the date hereof would have been required to be disclosed to Purchaser.

(c) Seller will furnish to Purchaser (i) to the extent not otherwise prohibited by Law, copies of all reports, renewals, filings, certificates, statements and other documents filed with any Governmental Authority on behalf of any Company, as well as copies of all Orders and correspondence from any Governmental Authority addressed to any Company, (ii) monthly and quarterly unaudited balance sheets, statements of operations and cash flow and changes in stockholder’s equity for the Companies, and (iii) to the extent available, weekly pacing reports and monthly ratings books for the Stations. Each of the financial statements delivered pursuant to this Section 5.07(b) will be prepared in accordance with GAAP consistently applied with the financial statements described in Section 3.07 (except for changes, if any, required by GAAP or disclosed therein).

SECTION 5.08. Disclaimer. PURCHASER AND SELLER AGREE THAT (A) EXCEPT AS SET FORTH IN ARTICLE III, NONE OF SELLER, ITS AFFILIATES OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES OR REPRESENTATIVES MAKE OR HAVE MADE ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, WITH RESPECT TO THE COMPANIES, THE SHARES, THE ASSETS OR THE BUSINESS, INCLUDING WITH RESPECT TO (I) MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, (II) THE OPERATION OF THE BUSINESS BY PURCHASER AFTER THE CLOSING OR (III) THE PROBABLE SUCCESS OR PROFITABILITY OF THE COMPANIES OR THE BUSINESS AFTER THE CLOSING, AND (B) OTHER THAN THE INDEMNIFICATION OBLIGATIONS OF SELLER SET FORTH IN ARTICLE IX, NONE OF SELLER, ITS AFFILIATES, OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES OR REPRESENTATIVES WILL HAVE OR BE SUBJECT TO ANY LIABILITY OR INDEMNIFICATION OBLIGATION TO PURCHASER OR TO ANY OTHER PERSON RESULTING FROM THE DISTRIBUTION TO PURCHASER, ITS AFFILIATES OR REPRESENTATIVES OF, OR PURCHASER’S USE OF, ANY INFORMATION RELATING TO THE COMPANIES, THE BUSINESS OR THE ASSETS, INCLUDING THE DESCRIPTIVE MEMORANDUM DATED JULY 2007 AND ANY INFORMATION, DOCUMENTS OR MATERIALS MADE AVAILABLE TO PURCHASER, WHETHER ORALLY OR IN WRITING, IN ANY “DATA ROOM” (INCLUDING ANY “VIRTUAL DATA ROOM”), MANAGEMENT PRESENTATIONS, FUNCTIONAL “BREAK-OUT” DISCUSSIONS, RESPONSES TO QUESTIONS SUBMITTED ON BEHALF OF PURCHASER OR IN ANY OTHER FORM IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. PURCHASER ACKNOWLEDGES AND AGREES THAT ANY SUCH OTHER REPRESENTATION OR WARRANTY IS HEREBY EXPRESSLY DISCLAIMED BY SELLER.

SECTION 5.09. Affiliate Agreements. Except as set forth in Section 5.09 of the Disclosure Schedule, effective at the Closing, all agreements between a Company, on the one hand, and Seller or any of its Affiliates, on the other hand, including any tax sharing agreements, shall be terminated, and full releases of all obligations and balances owing shall be executed and delivered with respect thereto.

SECTION 5.10. Further Action. The parties hereto shall use all commercially reasonable efforts to take, or cause to be taken, all appropriate action, to do or cause to be done all things necessary, proper or advisable under applicable Law, and to execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement and consummate and make effective the transactions contemplated by this Agreement.

SECTION 5.11. Programming Liabilities. During the Interim Period, Seller and the Companies shall continue to satisfy all liabilities and obligation in respect of the Programming Contracts in the ordinary course of business consistent with the past practices of Seller and the Companies. Seller shall cause all amounts owed in respect of the Programming Contracts to be paid in full as of the Closing Date.

SECTION 5.12. Repair of Damage. If there shall occur any material damage to any of the Real Property or Personal Property assets of the Companies prior to the Closing Date, Seller shall repair or replace (in Seller’s discretion) any such damaged asset (the “Damaged Asset”) such that the Damaged Asset is in reasonable operating condition, unless such Damaged Asset was obsolete or unnecessary for the continued operation of the Business consistent with Seller’s past practice and the FCC Licenses. If Seller is unable to repair or replace a Damaged Asset by the Closing Date, then the proceeds of any insurance covering such Damaged Asset shall be remitted to Purchaser at Closing, and the Purchaser shall be responsible for repairing or replacing the Damaged Asset after the Closing.

SECTION 5.13. Phase I Report. Within sixty (60) days after the date hereof, Purchaser shall have the right, at its cost and expense, to obtain a Phase I environmental audit for each parcel of Owned Real Property, Transferred Real Property and Leased Real Property (collectively, the “Real Property”). Such report shall be obtained in a manner that does not materially interfere with or disrupt the Business. Copies of each such Phase I environmental audit shall promptly be delivered after receipt by Purchaser to Seller. Seller and Purchaser agree that the results of such Phase I environmental audits shall not be disclosed to any third party, unless such disclosure is required by law; provided, however, that each party may disclose such information to such party’s officers, directors, employees, lenders, advisors, attorneys and accountants who need to know such information in connection with the consummation of the Transactions and who are informed by such party of the confidential nature of such information.

SECTION 5.14. Transition Services. From the date hereof until the Closing, Purchaser and Seller shall negotiate in good faith the terms of a mutually acceptable agreement to accommodate the other party’s reasonable transition services requirements with respect to the Business after the Closing.

SECTION 5.15. Charlotte Leases. The parties hereto acknowledge that LFNC may be sold to a third-party (the “LFNC Sale”) prior to the Closing. In the event that the LFNC Sale closes prior to the Closing, then WBTV shall (and Seller shall cause WBTV and LFNC to) execute the Charlotte Leases concurrently with the closing of the LFNC Sale. In the event that the closing of the LFNC Sale has not occurred prior to the Closing, then WBTV shall (and Seller shall cause WBTV and LFNC to) execute the Charlotte Leases concurrently with the Closing.

ARTICLE VI

EMPLOYEE MATTERS

SECTION 6.01. Employment. During the one (1) year period following the Closing, to the extent Purchaser or any of the Companies retains employees employed by any of the Companies immediately prior to the Closing, Purchaser shall, or Purchaser shall cause each of the Companies to, continue such employment at a level of salary, wages, bonus opportunities, commissions, if applicable, and benefits which in the aggregate are at least substantially equivalent to the salary, wages, bonus opportunities, commissions, if applicable, and benefits provided to Purchaser’s similarly situated employees, or, in the absence of such employees, to such employees prior to the Closing by Seller or the Companies. No provision of this Agreement shall be construed (a) as a guarantee of continued employment of any employee of any of the Companies and this Agreement shall not be construed so as to prohibit Purchaser or any of the Companies from having the right to terminate the employment of any employee, or (b) to prevent the amendment, modification or termination of any employee benefit plan, program or arrangement maintained or established by Purchaser, any of the Companies or their Affiliates on or after the Closing (the “Purchaser Plans”) as long as Purchaser complies with its obligations hereunder. Purchaser shall be responsible for all severance obligations with respect to any termination of employment of any Company employee following the Closing. Any obligations resulting from deferred compensation, long term incentive, equity-based award, change of control, or transaction agreements, plans, programs, or policies in effect with Seller on or before the Closing will reside and remain with Seller regardless of whether payments due thereunder are made (or to be made) before, on or after Closing, and effective upon the Closing, any of the Companies’ participation in the Lincoln Financial Media Company Annual Incentive Plan and all other non-commission type bonus incentive plans shall cease, and any obligations applicable to such plans shall reside and remain with Seller except to the extent such obligations are reflected on the Closing Balance Sheet.

SECTION 6.02. Employee Benefits.

(a) As of the Closing, the Companies shall cease to be participating employers in all Seller Plans. Each employee of the Companies shall be credited with his or her years of service with the Companies (and any predecessor entities thereof) before the Closing under any Purchaser Plan providing benefits similar to those provided under such Seller Plan, except to the extent that such crediting would result in duplication of benefits and provided that no prior service credit shall be recognized for purposes of benefit accrual. Effective as of the Closing, Seller shall pay the value of any accrued paid time off to all employees of the Companies in accordance with the terms of the Seller Plans pursuant to which such paid time off benefits are provided.

(b) For a period of no less than one (1) year following the Closing, Purchaser shall, or shall cause the Companies to, maintain a severance plan for the benefit of employees of the Companies that is substantially comparable to, and provides no less benefits than, the severance plan maintained by Purchaser or its Affiliates for the benefit of employees of the Companies immediately prior to the Closing; provided, however, that in no event shall any employee receive, or be eligible to receive, severance for a period of less than two (2) weeks.

(c) Effective as of the Closing, Seller shall cause the portion of its flexible spending account reimbursement plan (the “Seller FSA Plan”) applicable to employees of the Companies to be segregated into a separate component and the account balances in such Seller FSA Plan shall be transferred by Seller to a replacement flexible spending account plan established or maintained by Purchaser or any of its subsidiaries (the “Purchaser FSA Plan”) as of the Closing for the benefit of such employees. The Purchaser FSA Plan shall reimburse Seller or the Seller FSA Plan at the end of the calendar year containing the Closing Date to the extent amounts were paid to a participant by the Seller FSA Plan and not collected from the participant by the Seller or Seller FSA Plan and such amounts are subsequently collected by the Purchaser FSA Plan with respect to such participant.

(d) Each employee of the Companies shall be given credit under the Purchaser Plans providing welfare benefits for amounts paid under any Plan providing welfare benefits for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the parallel Purchaser Plan. Purchaser shall, and shall cause its Affiliates and any Purchaser Plans to, waive all limitations as to pre-existing conditions, exclusions, waiting periods and evidence of insurability requirements with respect to participation and coverage of employees of the Companies and their eligible dependents in any Purchaser Plan that is a welfare plan except to the extent any such limitations as to pre-existing conditions, exclusions, waiting periods and evidence of insurability are effective under any Seller Plans at the time of Closing.

(e) Effective as of the Closing, Purchaser shall take all action necessary or appropriate to cause a defined contribution plan adopted or maintained by Purchaser or an Affiliate of Purchaser (the “Purchaser 401(k) Plan”) to recognize prior service with Seller and the Companies for purposes of vesting and participation. Seller shall permit, and Purchaser shall cause the Purchaser 401(k) Plan to accept, a “rollover” of any account balances of employees of the Companies and Seller under the defined contribution retirement plan of Seller and its Affiliates, as amended from time to time (the “Seller 401(k) Plan”) to the Purchaser 401(k) Plan. In connection with any such rollover elected by any employee of the Companies, Purchaser shall allow any such employee’s outstanding loan and related promissory note under the Seller 401(k) Plan to be rolled over into the Purchaser 401(k) Plan. The Purchaser’s 401(k) Plan shall be governed by its currently existing plan provisions and requirements (including those governing the amount of employer contributions), and not those plan provisions and requirements of Seller’s 401(k) Plan or any other defined contribution plan previously or currently maintained by Seller.

(f) Any past, present or future obligations resulting from defined benefit, pension, profit sharing, or post-retirement health and welfare plans, policies, or agreements of Seller in effect on or before the Closing will reside and remain with Seller.

(g) Seller will be responsible for any obligations under its plans, policies or programs related to current or former Company employees currently eligible to receive benefits under COBRA or long term disability policies, plans or programs as of the Closing; provided, however, any current Company employees covered under any such long term disability policies, plans or programs as of the Closing shall become employees of Purchaser or one of its Affiliates effective as of the date they are ready to return to active employment. By way of clarification and not in limitation of the immediately preceding sentence, Seller shall be responsible for providing COBRA coverage with respect to any Company employee terminated prior to the Closing.

ARTICLE VII

TAX MATTERS

SECTION 7.01. Tax Representations and Indemnities.

(a) Seller hereby represents and warrants to Purchaser that, except as set forth in Section 7.01(a) of the Disclosure Schedule, (i) all material Tax Returns required to have been filed by or with respect to any of the Companies have been timely filed (taking into account any extension of time to file granted or obtained); (ii) all Taxes shown to be payable on such Tax Returns have been paid or will be timely paid; (iii) no deficiency for any material amount of Tax has been asserted or assessed by a Governmental Authority in writing against any of the Companies that has not been satisfied by payment, settled or withdrawn; (iv) no Tax audits or other administrative or judicial Tax proceedings with respect to any material amount of Taxes of any of the Companies are pending or are being conducted; and (v) there are no material Tax liens on any assets of any of the Companies (other than Permitted Encumbrances).

(b) Seller shall indemnify, defend and hold harmless the Purchaser Indemnified Parties from and against any and all Losses due to any Excluded Taxes.

(c) Seller shall indemnify, defend and hold harmless the Purchaser Indemnified Parties from and against any and all Losses due to the breach of any covenant or agreement contained in this Article VII by Seller and its Affiliates.

(d) Purchaser shall indemnify, defend and hold harmless the Seller Indemnified Parties from and against any and all Losses due to the breach of any covenant or agreement contained in this Article VII by Purchaser and its Affiliates.

(e) This Section 7.01 shall be the sole and exclusive remedy of Seller and Purchaser with respect to the breach of any covenant or agreement contained in this Article VII.

SECTION 7.02. Straddle Periods.

(a) In the case of Taxes that are payable with respect to a Straddle Period, the portion of any such Tax that is allocable to the portion of the taxable period ending on the Closing Date:

(i) in the case of Taxes other than those Taxes described in Section 7.02(a)(ii) hereof, shall be deemed equal to the amount which would be payable (after giving effect to amounts which may be deducted from or offset against such Taxes) if the taxable period ended on the date of the Closing; and

(ii) in the case of property or ad valorem Taxes imposed on a periodic basis with respect to the assets of the Companies shall be deemed to be the amount of such Taxes for the entire Straddle Period (after giving effect to amounts which may be deducted from or offset against such Taxes) (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period), multiplied by a fraction the numerator of which is the number of days in the period ending on the Closing Date and the denominator of which is the number of days in the entire Straddle Period.

(b) Any credit or refund resulting from an overpayment of Taxes for a Straddle Period shall be prorated based upon the method employed in this Section 7.02 taking into account the type of Tax to which the refund relates. In the case of any Tax based upon or measured by capital (including net worth or long-term debt) or intangibles, any amount thereof required to be allocated under this Section 7.02 shall be computed by reference to the level of such items on the date of the Closing. All determinations necessary to effect the foregoing allocations shall be made in a manner consistent with prior practice of the Companies.

SECTION 7.03. Tax Refunds and Tax Benefits. Any Tax refund, credit or similar benefit (including any interest paid or credited with respect thereto) relating to taxable periods (or portions of taxable periods) ending on or before the date of the Closing shall be the property of Seller, and if received by Purchaser or the Companies, shall be paid over promptly to Seller. Purchaser shall, if Seller so requests and at Seller’s reasonable expense, cause the Companies or other relevant entity to file for and use its best efforts to obtain and expedite the receipt of any refund to which Seller is entitled under this Section 7.03. Purchaser shall permit Seller to participate in (at Seller’s expense) the prosecution of any such refund claim.

SECTION 7.04. Contests.

(a) Seller shall have the right to control the conduct of any audit or administrative or judicial proceeding with respect to any consolidated federal income Tax Return (or similar combined, consolidated or unitary state income Tax Return) that includes Seller or the Companies with respect to a taxable period of the Companies ending on or before the Closing Date (a “Pre-Closing Consolidated Audit”).

(b) With respect to any audit or administrative or judicial proceeding with respect to Taxes of the Companies (other than a Pre-Closing Consolidated Audit), Purchaser shall promptly notify Seller in writing upon receipt by any of the Companies of a written notice of any audit or administrative or judicial proceeding with respect to Taxes of any of the Companies which Seller may have liability (a “Tax Contest Claim”); provided, however, no failure or delay by Purchaser to provide notice of a Tax Contest Claim shall reduce or otherwise affect the obligation of Seller hereunder except to the extent Seller is actually prejudiced thereby. Purchaser and Seller shall cooperate with each other in the conduct of any Tax Contest Claim. Seller shall have the right to control the conduct of any Tax Contest Claim for a period that ends on or prior to the Closing Date (a “Pre-Closing Tax Claim”) if Seller provides Purchaser with notice of its election to control such claim within thirty (30) days of Purchaser notifying Seller of such Tax Contest Claim, provided if the resolution of such Pre-Closing Tax Claim could reasonably be expected to have an adverse effect on Purchaser or any of the Companies for a period that ends after the Closing Date then: (i) Seller shall keep Purchaser informed regarding the progress and substantive aspects of such Pre-Closing Tax Claim, (ii) Purchaser shall be entitled to participate in any Pre-Closing Tax Claim and (iii) Seller shall not compromise or settle any Pre-Closing Tax Claim without obtaining Purchaser’s consent, which consent shall not be unreasonably withheld, conditioned or delayed. If Seller does not elect to control a Pre-Closing Tax Claim within the time period set forth above, then Purchaser shall be entitled to control all aspects of such claim.

(c) With respect to any Tax Contest Claim for a period that begins before and ends after the Closing Date (a “Straddle Tax Claim”), Purchaser shall control such claim, provided that (A) Purchaser shall keep Seller informed regarding the progress and substantive aspects of such Straddle Tax Claim, (B) Seller shall be entitled to participate in any Straddle Tax Claim and (C) Purchaser shall not compromise or settle a Straddle Tax Claim without obtaining Seller’s consent, which consent shall not be unreasonably withheld, conditioned or delayed.

SECTION 7.05. Preparation of Tax Returns.

(a) Seller shall prepare or cause to be prepared all Tax Returns required to be filed by, with respect to or that include the Companies with respect to taxable periods of the Companies ending on or before the Closing Date, and such Tax Returns, to the extent they relate to the Companies, shall be prepared consistent with past practices, except as otherwise required by applicable Law. The Companies shall be included in the federal consolidated income Tax Return of which Seller’s Parent is the common parent for the tax year of the Companies that ends on the Closing Date (and any similar combined, consolidated or unitary state income Tax Return) (the “Consolidated Tax Returns”), Seller shall cause such Consolidated Tax Returns to be filed on a timely basis and Seller shall pay, or cause to be paid, all such Taxes shown as due on such Tax Returns. Seller shall provide a copy of each separate Company income and franchise Tax Return to Purchaser for Purchaser’s review and consent, not to be unreasonably withheld, conditioned or delayed, no later than thirty (30) days prior to the due date (taking into account any applicable extensions) for such Tax Return. Seller shall consider in good faith any reasonable comments received from Purchaser in writing no later than ten (10) Business Days before the due date of such Tax Return. Seller shall provide a copy of each other separate Company Tax Return within a reasonable period of time prior to the due date of such Tax Return (taking into account any applicable extensions) to enable the Company to timely file such Tax Return. For the avoidance of doubt, separate Company Tax Returns shall not include any portion of a Consolidated Tax Return.

(b) Purchaser shall file or cause to be filed all Tax Returns of the Companies, other than the Consolidated Tax Returns, that are prepared by Seller pursuant to Section 7.05(a) (“Stand-Alone Pre-Closing Tax Returns”) and subject to the other provisions in this Agreement, shall pay or cause to be paid all Taxes shown as due on such Tax Returns. Purchaser shall cause to be prepared all Tax Returns of the Companies for taxable periods starting on or before the Closing Date and ending after the Closing Date (each, a “Straddle Period”), and shall cause such Tax Returns to be prepared consistent with past practices, except as otherwise required by applicable law. Purchaser shall provide a copy of any Straddle Period Tax Return to Seller for review and comment no later than thirty (30) days prior to the due date for such Tax Return. Purchaser shall incorporate any reasonable comments received from Seller in writing no later than five (5) Business Days before the due date of such Tax Return. Purchaser shall file or cause to be filed all Straddle Period Tax Returns and, subject to the other provisions in this Agreement, shall pay or cause to be paid all Taxes shown due on such Tax Returns. Seller shall pay to

Purchaser (i) no later than three (3) Business Days prior to the due date for filing any Tax Return for any Straddle Period the amount of Taxes owing with respect to the portion of the Straddle Period covered by such Tax Return ending on the Closing Date (pro rated pursuant to Section 7.02 hereof) and (ii) no later than three (3) Business Days prior to the due date for filing any Stand-Alone Pre-Closing Tax Return the amount of Taxes owing with respect to such Tax Return.

SECTION 7.06. Tax Cooperation and Exchange of Information. Purchaser and Seller shall cooperate fully, and shall cause their respective Affiliates to cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns and any audit, litigation or other proceeding with respect to Taxes of the Companies. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Purchaser and Seller shall (i) retain all books and records with respect to Tax matters pertinent to the Companies relating to any taxable period beginning before the Closing Date until expiration of the statute of limitations (taking into account any extensions thereof) of the respective taxable periods and (ii) give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, shall allow the requesting party to take possession of such books and records.

SECTION 7.07. Tax Covenants.

(a) Neither Purchaser nor any Affiliate of Purchaser shall take, or cause or permit the Companies to take, any action or omit to take any action which could increase Seller’s or any of its Affiliates’ liability for Taxes except as may be required by Law.

(b) Neither Purchaser nor any Affiliate of Purchaser shall amend, refile or otherwise modify, or cause or permit the Companies to amend, refile or otherwise modify, any Tax election or Tax Return or grant an extension of any applicable statute of limitations, in each case with respect to any taxable period (or portion of any taxable period), ending on or before the Closing Date without the prior written consent of Seller.

(c) The parties hereto agree that none of Seller, Purchaser, or any of their respective Affiliates will make a ratable allocation election under Treas. Reg. §1.1502-76(b)(2)(ii) or any other similar Law with respect to the transactions contemplated in this Agreement. In accordance with Treas. Reg. §1.1502-76 and any analogous Law, any Tax related to any extraordinary transaction that occurs on the Closing Date after the Closing shall be allocated to the taxable period beginning after the Closing Date.

(d) Purchaser shall elect, and shall cause its Affiliates to elect, to waive any right to carry back any item of loss, deduction or credit of any of the Companies which arises in a taxable year or portion thereof beginning after the Closing Date to any taxable year or period ending on or before the Closing Date under Section 172(b)(3) of the Code.

SECTION 7.08. Survival of Representations and Warranties and Covenants. Notwithstanding any provision in this Agreement to the contrary, the representations, warranties, covenants and agreements of the parties hereto contained in this Article VII shall survive the Closing for a period of five (5) years.

SECTION 7.09. Section 338(h)(10) Election.

(a) Seller and Purchaser shall jointly make and file elections under Section 338(h)(10) of the Code and any comparable provisions of state or local Tax Law (together, the “Section 338(h)(10) Election”) with respect to the deemed sale of the assets of the Companies and, at the Closing, the parties shall execute IRS Forms 8023 (or successor form and any similar state or local forms), with all attachments. The parties shall cooperate with each other to take all actions necessary and appropriate (including filing such additional forms, returns, elections, schedules and other documents as may be required) to effect and preserve timely elections in accordance with Treasury Regulations Section 1.338(h)(10)-1 (or any comparable provisions of state or local Tax Law) or any successor provisions.

(b) In connection with the Section 338(h)(10) Election, Seller shall allocate the Purchase Price among the Companies pursuant to an allocation schedule (the “Allocation Schedule”) to be prepared by Seller and delivered to Purchaser within ninety (90) days of the Closing Date. For each of the Companies, Seller shall allocate the Purchase Price as set forth in the Allocation Schedule and the liabilities of each Company to the assets deemed sold by any “old T” under applicable Treasury Regulations and the value of the assets deemed purchased by any “new T” under applicable Treasury Regulations, and Seller shall prepare draft IRS Forms 8883 (or successor forms and any similar state or local forms) with respect to the Companies based on such allocations. Seller shall provide such draft IRS Forms 8883 to Purchaser no later than ninety (90) days after the Closing Date. The Parties agree that the IRS Forms 8883 prepared in connection with the Section 338(h)(10) Election shall be based on the Allocation Schedule, and Seller shall allocate the aggregate deemed sales price (within the meaning of Treasury Regulations Section 1.338-4) of the assets of the Companies deemed sold, and the adjusted grossed-up basis (within the meaning of Treasury Regulations Section 1.338-5) of the assets of the Companies deemed purchased, in accordance with Treasury Regulations Section 1.338-6 and the other requirements of the Code, including any adjustments thereto required under Treasury Regulations Section 1.338-7, based in each case upon the Allocation Schedule.

(c) If, within thirty (30) days after the receipt of the Allocation Schedule and draft IRS Forms 8883, Purchaser notifies Seller in writing that Purchaser disagrees with such Allocation Schedule or one or more draft IRS Forms 8883, then the Purchaser shall specify in writing to the Seller in reasonable detail the basis for its disagreement with respect to the items on which it disagrees and the parties shall attempt in good faith to resolve their disagreement with respect to such items within the twenty (20) days following notification by Purchaser to Seller of such disagreement. If Purchaser does not so notify Seller within thirty (30) days of receipt of the Allocation Schedule and draft IRS Forms 8883, or upon resolution of the disputed items by the parties, the Allocation Schedule shall become the “Final Allocation Schedule” and the draft IRS Forms 8883 shall become the “Final IRS Forms 8883.” If the parties are unable to resolve their disagreement within the thirty (30) days following any such notification by Purchaser, then the parties shall submit all such disputed items for resolution to the Auditor, following the procedures and consistent with the provisions set forth in Section 2.06(d) hereof. The Allocation Schedule and any IRS Forms 8883, as determined by the Auditor, shall be the Final Allocation Schedule and Final IRS Form 8883, respectively. The parties shall (i) be bound by the Final Allocation Schedule and all Final IRS Forms 8883 for purposes of determining any Taxes and (ii) prepare and file their Tax Returns on a basis consistent with the Final Allocation Schedule and Final IRS Forms 8883; provided, however, that nothing contained herein shall prevent Seller and Purchaser from settling any proposed deficiency or adjustment by any Tax authority based upon or arising out of the allocation in the Final IRS Forms 8883, and neither Seller nor Purchaser shall be required to litigate before any court, any proposed deficiency or adjustment by any Tax authority challenging such allocation. No later than fifteen (15) days prior to the date such Final IRS Forms 8883 and any related documentation are required to be filed under the applicable Laws, Seller shall execute and deliver to Purchaser a Final Form 8883 with respect to each of the Companies.

ARTICLE VIII

CONDITIONS TO CLOSING

SECTION 8.01. Conditions to Obligations of Seller. The obligations of Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver, at or prior to the Closing, of each of the following conditions:

(a) Representations, Warranties and Covenants. (i) the representations and warranties of Purchaser contained in this Agreement (A) that are not qualified as to “materiality” shall be true and correct in all material respects as of the Closing, and (B) that are qualified as to “materiality” shall be true and correct as of the Closing, except to the extent such representations and warranties are made as of a date other than the date hereof, in which case such representations and warranties shall be true and correct in all material respects or true and correct, as the case may be, as of such other date, and (ii) the covenants and agreements contained in this Agreement to be complied with by Purchaser on or before the Closing shall have been complied with in all material respects;

(b) Government Consents. The Government Consents shall have been obtained; and

(c) No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order that has the effect of making the transactions contemplated by this Agreement illegal or otherwise restraining or prohibiting the consummation of such transactions.

SECTION 8.02. Conditions to Obligations of Purchaser. The obligations of Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver, at or prior to the Closing, of each of the following conditions:

(a) Representations, Warranties and Covenants. (i) The representations and warranties of Seller contained in this Agreement shall be true and correct as of the Closing except as would not have a Material Adverse Effect, other than such representations and warranties that are made as of another date, in which case such representations and warranties shall be true and correct except as would not have a Material Adverse Effect as of such other date; provided that any representations and warranties that are qualified by their terms as to “Material Adverse Effect” shall be true and correct as of the Closing or such other date, as applicable, and (ii) the covenants and agreements contained in this Agreement to be complied with by Seller at or before the Closing shall have been complied with in all material respects;

(b) Government Consents. The Government Consents shall have been obtained, provided that in the event that a petition to deny or informal objection shall have been filed against any FCC Application, then, at Purchaser’s option, the FCC Consent with respect to such FCC Application shall have become a Final Order;

(c) No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order that has the effect of making the transactions contemplated by this Agreement illegal or otherwise restraining or prohibiting the consummation of such transactions; and

(d) Third Party Approvals. Seller shall have taken the actions set forth in Section 8.02(d) of the Disclosure Schedule.

(e) No Material Adverse Effect. There shall not have occurred a Material Adverse Effect after the date hereof.

ARTICLE IX

INDEMNIFICATION

SECTION 9.01. Survival of Representations and Warranties. (a) The representations and warranties of the parties hereto contained in this Agreement, and (b) any certificate delivered by Seller pursuant to Section 2.04(d) or by Purchaser pursuant to Section 2.05(d), shall survive the Closing for a period of twelve (12) months; provided, however, that any claim made with reasonable specificity by the party seeking to be indemnified within the time periods set forth in this Section 9.01 shall survive until such claim is finally and fully resolved.

SECTION 9.02. Indemnification by Seller. Following the Closing, Purchaser and its Affiliates, and their respective officers, directors, employees, agents, successors and assigns (each, a “Purchaser Indemnified Party”) shall be indemnified and held harmless by Seller for and against all losses, damages, claims, costs and expenses, interest, awards, judgments and penalties (including reasonable attorneys’ and consultants’ fees and expenses) actually suffered or incurred by them (hereinafter, a “Loss”), arising out of or resulting from: (a) any (i) representation or warranty made by Seller contained in this Agreement, or (ii) certificate delivered by Seller pursuant to Section 2.04(d), being untrue or incorrect; or (b) the breach of any covenant or agreement contained in this Agreement requiring performance by Seller after the Closing.

SECTION 9.03. Indemnification by Purchaser. Following the Closing, Seller and its Affiliates, and their respective officers, directors, employees, agents, successors and assigns (each, a “Seller Indemnified Party”) shall be indemnified and held harmless by Purchaser for and against any and all Losses, arising out of or resulting from: (a) any (i) representation or warranty made by Purchaser contained in this Agreement, or (ii) certificate delivered by Purchaser pursuant to Section 2.05(d), being untrue or incorrect; (b) the breach of any covenant or agreement contained in this Agreement requiring performance by Purchaser after the Closing; or (c) any claim or cause of action by any Person arising before or after the Closing against any Seller Indemnified Party with respect to the operations of the Companies, except for claims or causes of action with respect to which Seller is obligated to indemnify Purchaser Indemnified Parties pursuant to Section 9.02.

SECTION 9.04. Limits on Indemnification.

(a) Notwithstanding anything to the contrary contained in this Agreement: (i) an Indemnifying Party shall not be liable for any claim for indemnification pursuant to Section 9.02(a) or Section 9.03(a) unless and until the aggregate amount of indemnifiable Losses which may be recovered from the Indemnifying Party exceeds an amount equal to Three Million Dollars ($3,000,000), after which the Indemnifying Party shall be liable only for those Losses in excess of such amount; (ii) the maximum amount of indemnifiable Losses which may be recovered from an Indemnifying Party arising out of or resulting from the causes set forth in Section 9.02(a) or Section 9.03(a) shall be an amount equal to ten percent (10%) of the Purchase Price; provided, however, that the limitations set forth in clauses (i) and (ii) of this Section 9.04(a) shall not apply to claims arising out of breaches of the representations and warranties contained in Sections 3.01, 3.03 or 4.01; (iii) neither party hereto shall have any liability under any provision of this Agreement for any punitive, incidental, consequential, special or indirect damages, including loss of future revenue or income, or loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement.

(b) For all purposes of Article VII and this Article IX, “Losses” shall be net of (i) any insurance or other recoveries payable to the Indemnified Party or its Affiliates in connection with the facts giving rise to the right of indemnification and (ii) any Tax benefit available to the Indemnified Party or its Affiliates arising in connection with the accrual, incurrence or payment of any such Losses (including the net present value of any Tax benefit arising in subsequent taxable years, calculated using a discount rate equal to the rate identified by The Wall Street Journal on the date of indemnification payment as the United States prime rate). The Indemnifying Party may require an Indemnified Party to assign its rights to seek recovery from any third party.

SECTION 9.05. Notice of Loss; Third Party Claims. An Indemnified Party shall give the Indemnifying Party prompt notice of any matter which an Indemnified Party has determined has given or could give rise to a claim for indemnification under this Agreement describing in reasonable detail the facts and circumstances with respect to such claim, stating the amount of the Loss, if known, and method of computation thereof, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises. With respect to a breach of any representation or warranty, such notice must be received on or prior to the date on which the representation or warranty on which such claim is based ceases to survive as set forth in Section 9.01, irrespective of whether the subject matter of such claim or action shall have occurred before or after such date. If the matter is a claim brought by a third party (a “Third Party Claim”), the Indemnifying Party shall be entitled to assume and control the defense of such Third Party Claim at its expense and through counsel of its choice if it gives notice of its intention to do so to the Indemnified Party within thirty (30) days of the receipt of such notice from the Indemnified Party. If the Indemnifying Party elects to undertake any such defense against a Third Party Claim, the Indemnified Party may participate in such defense at its own expense. The Indemnified Party shall cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party, at the Indemnifying Party’s expense, all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably required by the Indemnifying Party. If the Indemnifying Party elects to direct the defense of any such claim or proceeding, the Indemnified Party shall not pay, or permit to be paid, any part of such Third Party Claim unless the Indemnifying Party consents in writing to such payment or unless the Indemnifying Party withdraws from the defense of such Third Party Claim liability or unless a final judgment from which no appeal may be taken by or on behalf of the Indemnifying Party is entered against the Indemnified Party for such Third Party Claim. If the Indemnified Party assumes the defense of any such claims or proceeding pursuant to this Section 9.05 and proposes to settle such claims or proceeding prior to a final judgment thereon or to forgo any appeal with respect thereto, then the Indemnified Party shall give the Indemnifying Party prompt written notice thereof and the Indemnifying Party shall have the right to participate in the settlement or assume or reassume the defense of such claims or proceeding.

SECTION 9.06. Remedies. Following the Closing, the indemnification provisions of this Article IX shall be the sole and exclusive remedies of Purchaser and Seller with respect to the subject matter of this Agreement and the transactions contemplated hereby; provided that this provision shall not limit any remedies available to Seller in respect of a breach of Section 5.04 or to either party in respect of Article VII (which, for the avoidance of doubt, shall be governed by Section 7.01). Each party hereto shall take all reasonable steps to mitigate its Losses upon and after becoming aware of any event which could reasonably be expected to give rise to any Losses.

SECTION 9.07. Treatment of Indemnity Payments. Any indemnity payments made by an Indemnifying Party pursuant to this Article IX or Article VII shall be treated as an adjustment to the Purchase Price for federal, state and local income Tax purposes.

SECTION 9.08. Tax Matters. Anything in this Article IX to the contrary notwithstanding, the rights and obligations of the parties with respect to indemnification for any and all Tax matters shall be governed by Article VII and shall not be subject to this Article IX, except for Sections 9.04(b), 9.06 and 9.07.

ARTICLE X

TERMINATION, AMENDMENT AND WAIVER

SECTION 10.01. Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by either Seller or Purchaser if the Closing shall not have occurred by the Termination Date; provided, however, that the right to terminate this Agreement under this Section 10.01(a) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date;

(b) by either Purchaser or Seller in the event that any Governmental Order restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement shall have become final and nonappealable;

(c) by Seller if Purchaser shall have breached any of its representations, warranties, covenants or agreements contained in this Agreement which would give rise to the failure of a condition set forth in Article VIII, which breach cannot be or has not been cured within thirty (30) days after the giving of written notice by Seller to Purchaser specifying such breach, provided, however, that a failure by Purchaser to pay the Purchase Price at Closing shall be a material breach not subject to cure;

(d) by Purchaser if Seller shall have breached any of its representations, warranties, covenants or agreements contained in this Agreement which would give rise to the failure of a condition set forth in Article VIII, which breach cannot be or has not been cured within thirty (30) days after the giving of written notice by Purchaser to Seller specifying such breach; or

(e) by the mutual written consent of Seller and Purchaser.

SECTION 10.02. Effect of Termination. In the event of termination of this Agreement as provided in Section 10.01, this Agreement shall forthwith become void and there shall be no liability on the part of either party hereto except (a) as set forth in Section 5.03 and Article IX and (b) that nothing herein shall relieve either party from liability for any breach of this Agreement occurring prior to such termination.

ARTICLE XI

GENERAL PROVISIONS

SECTION 11.01. Expenses. Except as otherwise specified in this Agreement, each party shall be solely responsible for all costs and expenses incurred by it in connection with the negotiation, preparation and performance of and compliance with the terms of this Agreement. All governmental fees and charges applicable to any requests for Governmental Consents shall be paid one-half by Purchaser and one-half by Seller, except that if more than one HSR Act filing is necessary because a party has more than one ultimate parent entity, then such party shall pay the HSR Act filing fees for any additional filings. Purchaser and Seller shall each be responsible for one-half of all governmental recording, sales, use and other similar transfer taxes, fees and charges (not including any Taxes on or measured by income) applicable to the transfer of the Stock under this Agreement.

SECTION 11.02. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by an internationally recognized overnight courier service, by facsimile or registered or certified mail (postage prepaid, return receipt requested) to the respective parties hereto at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11.02):

(a)	if to Seller :

Lincoln National Corporation
Centre Square West Tower
1500 Market Street, Suite 3900
Philadelphia, PA 19102
Facsimile: (215) 977-2877
Attention: General Counsel

with a copy to:

Latham & Watkins LLP
555 Eleventh Street, NW
Suite 1000
Washington, DC 20004
	Facsimile:	(202) 637-2201
	Attention:	Eric L. Bernthal
John G. Holland

(b)	if to Purchaser:

Raycom Holdings, LLC
RSA Tower, 20th Floor
Montgomery, Alabama 36104
	Facsimile:	(334) 223-5550
	Attention:	Paul H. McTear

with a copy to:

Thomas B. Henson
2131 Ayrsley Town Blvd.
Suite 300
Charlotte, North Carolina 28273
Facsimile:	(704) 643-4482

SECTION 11.03. Public Announcements. Neither party to this Agreement shall make, or cause to be made, any press release or public announcement in respect of this Agreement or the transactions contemplated by this Agreement or otherwise communicate with any news media without the prior written consent of the other party unless otherwise required by Law or applicable stock exchange regulation, and the parties to this Agreement shall cooperate as to the timing and contents of any such press release, public announcement or communication.

SECTION 11.04. Severability. If any term or other provision of this Agreement is deemed by any court to be violative of Law or public policy and therefore invalid, illegal or incapable of being enforced, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect for so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to either party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated by this Agreement are consummated as originally contemplated to the greatest extent possible.

SECTION 11.05. Entire Agreement. This Agreement and the Confidentiality Agreement constitute the entire agreement of the parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, between Seller and Purchaser with respect to the subject matter hereof and thereof.

SECTION 11.06. Assignment. This Agreement may not be assigned by any party hereto without the express written consent of the other parties (which consent may be granted or withheld in such parties’ sole discretion); provided, however, that Seller may assign its rights and obligations under this Agreement to Lincoln National Corporation, an Indiana corporation.

SECTION 11.07. Amendment. This Agreement may not be amended or modified except (a) by an instrument in writing signed by, or on behalf of, each party hereto, or (b) by a waiver in accordance with Section 11.08.

SECTION 11.08. Waiver. Either party to this Agreement may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered by the other party pursuant hereto, or (c) waive compliance with any of the agreements of the other party or conditions to such party’s obligations contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party to be bound thereby. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of either party hereto to assert any of its rights hereunder shall not constitute a waiver of any of such rights.

SECTION 11.09. No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied (including the provisions of Article IX relating to indemnified parties), is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever, including any rights of employment for any specified period, under or by reason of this Agreement.

SECTION 11.10. Neutral Construction. Seller and Purchaser agree that this Agreement was negotiated at arms-length and that the final terms hereof are the product of the parties’ negotiations. This Agreement shall be deemed to have been jointly and equally drafted by Seller and Purchaser, and the provisions hereof should not be construed against a party on the grounds that the party drafted or was more responsible for drafting the provision.

SECTION 11.11. Currency. Unless otherwise specified in this Agreement, all references to currency, monetary values and dollars set forth herein shall mean United States (U.S.) dollars and all payments hereunder shall be made in United States dollars.

SECTION 11.12. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware. All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any Delaware federal court sitting in the City of Wilmington; provided, however, that if such federal court does not have jurisdiction over such Action, such Action shall be heard and determined exclusively in any Delaware state court sitting in the City of Wilmington. Consistent with the preceding sentence, the parties hereto hereby (a) submit to the exclusive jurisdiction of any federal or state court sitting in the City of Wilmington for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated by this Agreement may not be enforced in or by any of the above-named courts.

SECTION 11.13. Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

SECTION 11.14. Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, Seller and Purchaser have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

LINCOLN FINANCIAL MEDIA COMPANY

By:
Name:
Title:

RAYCOM HOLDINGS, LLC

By:
Name:	Paul H. McTear
Title:	President